
11008636

55 YEARS OF INCREASED DIVIDENDS


EMERSON

For the 55th consecutive year, Emerson increased its annual dividend to shareholders.

From left: **Frank J. Dellaquila** *Senior Vice President and Chief Financial Officer;* **Walter J. Galvin** *Vice Chairman;* **David N. Farr** *Chairman and Chief Executive Officer;* **Craig W. Ashmore** *Executive Vice President Planning and Development;* **Charles A. Peters** *Senior Executive Vice President;* **Edward L. Monser** *President and Chief Operating Officer*

CONTENTS



TO OUR SHAREHOLDERS,

2011 was a terrific year at Emerson, with performance records set in several key areas. Our recent strategic investments and repositioning efforts are delivering value to our customers and shareholders.

We are better positioned around the world today than ever before. Going forward, the hardworking people of Emerson are sharply focused on quality, market leadership, exceeding expectations and achieving "never been done before" innovation.

That said, we know there is more work ahead of us in what is proving to be a very challenging and uncertain global marketplace – one that is struggling with weak economic recovery and a lack of business confidence, especially in the U.S. and Europe.

Throughout its history and especially during the past decade, Emerson has proven its ability to perform regardless of economic cycle and deliver value to our long-term shareholders. We've learned and changed in the midst of difficult downturns and capitalized on market opportunities at the peaks. Despite this current uncertain economic environment, you can count on us to perform and deliver solid results through our unique and effective strategic planning process.





Edward L. Monser
President and
Chief Operating Officer

THE YEAR IN REVIEW

Emerson performed very well in 2011, as we delivered exceptional operating margins and record earnings to our shareholders. We hit our financial targets and strengthened our balance sheet. For the 55th consecutive year, Emerson increased its annual dividend to shareholders. The Board of Directors acted on October 31, 2011, to further increase the quarterly dividend by 16 percent to an annual rate of $1.60, reflecting compound annual growth of 11 percent since 1956.

Sales in 2011 were $24.2 billion, up 15 percent compared with 2010 sales of $21.0 billion. Net earnings per share in 2011 increased 15 percent to $3.27, compared with $2.84 in 2010.

Underlying sales (excluding acquisitions and foreign currency translation) were up 11 percent compared with 2010 results. Our operating profit margin improved significantly in 2011, reaching 17.5 percent. Emerson's after-tax return on total capital was 19.6 percent, up from 18.9 percent in 2010.

Cash flow from operations in 2011 was $3.2 billion, another year of solid performance. Generating strong free cash flow continues to be among our highest priorities. With it, we invest in internal growth programs, fund acquisitions and provide long-term,

"EMERSON IS A GLOBAL COMPANY THAT IS ORGANIZED REGIONALLY. WE INNOVATE, ENGINEER, SOURCE, MANUFACTURE, AND SELL WITHIN EACH REGION OF THE WORLD. WE MAKE IN ASIA WHAT WE SELL IN ASIA; WE MAKE IN EUROPE WHAT WE SELL IN EUROPE; AND MAKE IN THE U.S. WHAT WE SELL IN THE U.S. WE ARE POSITIONED TO KNOW WHAT THE CUSTOMER NEEDS AND WANTS AND TO DELIVER IT FAST AND EFFICIENTLY."



VIDEO MESSAGE FROM
EDWARD L. MONSER

consistent, value-creating returns to shareholders through cash dividends and share repurchases.

We generated $15.9 billion of operating cash flow during the past five years, returning $8.5 billion to shareholders in the form of dividends and stock buybacks, which represents a payout ratio of 54 percent. In 2011 our payout ratio was 61 percent, pushed higher as we capitalized on a weak stock market to return cash to investors through additional stock repurchases.

CONSISTENT PERFORMANCE MATTERS

To achieve year-after-year success, Emerson's long-term strategic focus remains unchanged. Our achievements and future results are driven by relentless execution. Four strategic imperatives serve as our roadmap: globalizing our assets, pursuing technology leadership, strengthening our business platforms, and driving business efficiency.

Globalize Assets. Emerson is a business without geographic borders. With 59 percent of 2011 sales in international markets, our products and services solve problems for and meet the needs of our customers anywhere. As we face more economic uncertainty in mature markets moving into 2012, our global footprint and mix of mature and emerging markets provides the positioning required for continued growth – we are controlling our destiny.

"INNOVATION AND TECHNOLOGY LEADERSHIP AT EMERSON REQUIRES A CLEAR UNDERSTANDING OF CUSTOMERS, WHAT THEY NEED AND THE CHALLENGES THEY FACE. WE LOOK FOR HIDDEN OR YET-TO-BE-KNOWN NEEDS. THAT IS WHEN EMERSON AND OUR DEEP ENGINEERING AND PROCESS EXPERTISE CAN REALLY MAKE A DIFFERENCE. WE WORK IN MANY DIFFERENT INDUSTRIES AND HAVE THE EXPERIENCE TO ATTACK PROBLEMS AND PROVIDE SOLUTIONS."

VIDEO MESSAGE FROM CHARLES A. PETERS



Emerging markets are especially important, as they are expected to grow faster and fuel demand for the value-adding technologies Emerson provides. Sales in these key developing countries have expanded from 15 percent of total sales in 2001 to 35 percent in 2011. While we anticipate that the rate of growth in emerging markets will slow in 2012 because of the global economy, expansion in these markets will be healthy and outpace that of mature markets.

An essential element to this strategy has been the development of mid-tier products and solutions in key Asian markets. Our customers in these economies need technologies that address applications and meet specifications that are unique compared with those in mature markets. We are producing solutions that meet these requirements, allowing us to expand our customer base with profitable growth. Emerson is global – and becoming ever more so by the day.

We have demonstrated our commitment to and success in international markets – and we are not done. With over three quarters of our employees working in these markets, our assets are well-positioned to maintain growth and to serve our customers regardless of their location. Increased investment in our global fixed asset base of sales offices, engineering centers, and configuration and manufacturing sites will allow Emerson to continue



Charles A. Peters
Senior Executive Vice President

to globalize and serve our customers well around the world.

Technology Leadership. Maintaining our edge through technology leadership is at the core of how Emerson does business. We work to develop more game-changing products and technologies than our competition, and to do it consistently. Year after year, regardless of the economic environment, we invest in new product development and technological innovation to drive growth and deliver solutions to our customers. We look for big opportunities, and we do it with a sense of purpose. It's part of our heritage; it's the way we do business.

Emerson is an innovator, producing efficient power management technologies and energy-responsible solutions. We are focused on the broader energy efficiency area and growing our role in it. Today, efficiency-related businesses represent about $3 billion of revenue at Emerson, and we are committed to growing that rapidly. We don't do it alone; we listen to the challenges of our customers and develop solutions that add value to their organizations. Driving energy efficiency is good business. It's good for us and it's great for our customers and the environment.

The ongoing development of our Trellis™ data center infrastructure management solution embodies





Craig W. Ashmore
Executive Vice President
Planning and Development

the spirit of Emerson's technology leadership. Our customers have identified a need for a solution that enables better visibility into and control of data center technologies. The Trellis program is delivering a new-to-the-world technology to solve critical challenges for our data center customers.

Accelerating our technology and new product development is essential as we compete in an increasingly challenging global marketplace. Achieving this will require strategic hiring of application and development engineers, coupled with specialized sales engineers, to help our customers reduce costs and improve efficiencies through the application of these technologies.

Speed and deployment of innovation will be vital in order to continue to serve customers and deliver superior returns to our shareholders. We do it every day – solve problems through technological innovation. It's who we are.

Strengthen Business Platforms. Strong and second-to-none business platforms help us accelerate global growth and create value for our shareholders. The strategic process through which we shape our portfolio of businesses is vital to our competitive longevity. We have and will continue to strategically invest in businesses with high rates of return and growth profiles to provide superior long-term returns for our shareholders.

"WITH A FOCUS ON INNOVATION, TECHNOLOGY LEADERSHIP AND SERVICE CAPABILITIES IN MATURE AND EMERGING MARKETS AROUND THE WORLD, EMERSON IS IDEALLY POSITIONED TO CREATE 'NEVER BEEN DONE BEFORE' SOLUTIONS FOR OUR CUSTOMERS. WE CONTINUE TO REINVEST IN OUR BUSINESSES, MAKE ACQUISITIONS AND DIVEST UNDERPERFORMING ASSETS. EMERSON DRIVES FORWARD, ONE MEANINGFUL STEP AT A TIME, IN A WAY THAT WILL MAKE THE COMPANY STRONGER FOR DECADES TO COME."



VIDEO MESSAGE FROM
CRAIG W. ASHMORE

We maintain a dynamic process for augmenting existing businesses through acquisitions. During the past two years, we invested capital and resources to strengthen our platforms by purchasing strategic technologies and market positions. These investments enhance our competitiveness by allowing us to offer more comprehensive solutions to our customers – while at the same time generating attractive returns. Business pruning is also part of this strategy. We have and will continue to divest non-strategic assets that no longer meet our expectations for growth and return.

The Chloride and Avocent acquisitions are significant additions to Emerson and are prime examples of our focus at work. Both businesses have brought tremendous technologies and engineering capabilities to the Network Power platform. Their results are exceeding plans by outperforming expected returns.

Going forward, the challenge is to focus our business platforms to develop and create unique "incremental layers of growth" in our core global markets.
A critical element to this strategy will be bolt-on product-line acquisitions that allow us to offer our customers the technologies they need while also penetrating faster-growing markets. This will enable Emerson to deliver above-average growth in a slower global economy.

"EMERSON'S GLOBAL MANAGEMENT PROCESS IS FOCUSED AND DISCIPLINED. BY EFFECTIVELY DRIVING OPERATIONAL IMPROVEMENT WE MEET OUR CUSTOMERS' NEEDS, ACHIEVE SUPERIOR FINANCIAL PERFORMANCE AND GENERATE CASH TO REINVEST IN INNOVATION, TECHNOLOGY AND PRODUCTIVE ASSETS. OUR EMPHASIS ON EFFICIENCY AND PRODUCTIVITY ENABLES US TO CONSISTENTLY RETURN CASH TO OUR SHAREHOLDERS. THIS PROCESS IS AT THE FOUNDATION OF OUR BUSINESS CULTURE."

VIDEO MESSAGE FROM
FRANK J. DELLAQUILA



Drive Business Efficiency. Emerson's disciplined and proven management process identifies and prioritizes opportunities to improve how we operate. We challenge ourselves in all areas of the business to execute more efficiently and exceed expectations of our customers and shareholders. Whether it is investing in growth and technology or repositioning assets more competitively, we manage the business in a dynamic way to drive higher levels of return on total capital.

Business efficiency at Emerson means consistently improving trade working capital through optimized asset utilization, generating strong operating cash flow and managing capital expenditures opportunistically. Our goal is to maintain a healthy, strong balance sheet and the flexibility to invest in growth throughout economic cycles.

Operating globally with high ethical standards and uncompromised integrity is core to our values. We don't just deliver consistently improving results – we do it the right way, which is in the best interests of our customers, employees, communities and shareholders.

LOOKING AHEAD

Emerson's measurements of success in creating and delivering value remain unchanged and are based on four fundamental targets:


Return on Total Capital
20.1%
21.8%
16.2%
18.9%
19.6%
07
08
09
10
11


Frank J. Dellaquila
Senior Vice President and
Chief Financial Officer

- Underlying sales growth of 5 to 7 percent through the cycle
- Operating margin of 15 to 19+ percent through the cycle
- Free cash flow of 10 to 14 percent of sales
- Return on total capital of 15 to 25 percent

My forward-looking view of the business environment is not as optimistic as it was at this time a year ago. Globally, some economies look stronger than others, but we expect positive growth in the year ahead. Businesses are being managed for the long-term and many customers are maintaining strong cash positions and protecting their balance sheets. Despite this caution and uncertainty, 2012 should be another very good year at Emerson, with continued growth and solid financial performance in tough and uncertain global economic conditions. Emerson is well-positioned for this type of challenging business environment – we are ready.

In 2012 we expect underlying sales to increase in the 5 to 7 percent range. Our profitability should be solid as we target 18 percent operating margins, and we expect earnings per share growth of 8 to 12 percent based on our anticipated underlying sales growth. We will continue to efficiently restructure and reposition the company, as we identify value-





VIDEO MESSAGE FROM
DAVID N. FARR

David N. Farr
Chairman and
Chief Executive Officer

creating opportunities. Our management team is focused on both the near and long term, ensuring that Emerson is an even stronger and better company when we turn it over to the next generation.

Remarkable talent continues to be the hallmark of Emerson. People throughout the company are disciplined, nimble, achievement-oriented, curious, innovative and passionate. This letter would not be complete without extending a sincere thank you to all the people of Emerson. I'm proud of their achievements and their ability to successfully navigate an ever-changing and complicated global business environment.

I also thank the shareholders and Board of Directors for their support as we follow a promising course to consistent long-term growth and value creation.

David N. Farr
Chairman and
Chief Executive Officer

Emerson's dividend has increased at a compound annual rate of 11 percent since 1956.

$3.27
EARNINGS PER SHARE

$1.38
DIVIDENDS PER SHARE

1956 – 2011

2002 earnings per share is before the $1.12 per share cumulative effect of a change in accounting principle.

ONE-YEAR PERFORMANCE

Years ended September 30 *Dollars in millions, except per share amounts*	2010	2011	PERCENT CHANGE
Sales	$21,039	$24,222	15 %
Net earnings	$ 2,164	$ 2,480	15 %
Net earnings per share	$ 2.84	$ 3.27	15 %
Earnings per share from continuing operations	$ 2.60	$ 3.24	25 %
Dividends per share	$ 1.34	$ 1.38	3 %
Operating cash flow	$ 3,292	$ 3,233	(2)%
Return on total capital	18.9%	19.6%	
Return on equity	23.6%	24.6%	

FIVE-YEAR PERFORMANCE

Years ended September 30 *Dollars in millions, except per share amounts*	2006	2011	FIVE-YEAR CAGR
Sales	$18,588	$24,222	5%
Net earnings	$ 1,845	$ 2,480	6%
Net earnings per share	$ 2.24	$ 3.27	8%
Earnings per share from continuing operations	$ 2.19	$ 3.24	8%
Dividends per share	$ 0.89	$ 1.38	9%
Operating cash flow	$ 2,512	$ 3,233	5%
Return on total capital	18.4%	19.6%	
Return on equity	23.7%	24.6%	

Report of Management

The Company's management is responsible for the integrity and accuracy of the financial statements. Management believes that the financial statements for the three years ended September 30, 2011 have been prepared in conformity with U.S. generally accepted accounting principles appropriate in the circumstances. In preparing the financial statements, management makes informed judgments and estimates where necessary to reflect the expected effects of events and transactions that have not been completed. The Company's disclosure controls and procedures ensure that material information required to be disclosed is recorded, processed, summarized and communicated to management and reported within the required time periods.

In meeting its responsibility for the reliability of the financial statements, management relies on a system of internal accounting control. This system is designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. The design of this system recognizes that errors or irregularities may occur and that estimates and judgments are required to assess the relative cost and expected benefits of the controls. Management believes that the Company's internal accounting controls provide reasonable assurance that errors or irregularities that could be material to the financial statements are prevented or would be detected within a timely period.

The Audit Committee of the Board of Directors, which is composed solely of independent directors, is responsible for overseeing the Company's financial reporting process. The Audit Committee meets with management and the Company's internal auditors periodically to review the work of each and to monitor the discharge by each of its responsibilities. The Audit Committee also meets periodically with the independent auditors, who have free access to the Audit Committee and the Board of Directors, to discuss the quality and acceptability of the Company's financial reporting, internal controls, as well as non-audit-related services.

The independent auditors are engaged to express an opinion on the Company's consolidated financial statements and on the Company's internal control over financial reporting. Their opinions are based on procedures that they believe to be sufficient to provide reasonable assurance that the financial statements contain no material errors and that the Company's internal controls are effective.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of the Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework and the criteria established in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of September 30, 2011.

The Company's auditor, KPMG LLP, an independent registered public accounting firm, has issued an audit report on the effectiveness of the Company's internal control over financial reporting.



David N. Farr
Chairman of the Board and Chief Executive Officer

Frank J. Dellaquila
Senior Vice President and Chief Financial Officer

Results of Operations

Years ended September 30 | Dollars in millions, except per share amounts

	2009	2010	2011	CHANGE 2009 - 2010	CHANGE 2010 - 2011
Net sales	$20,102	21,039	24,222	5%	15%
Gross profit	$ 7,560	8,326	9,557	10%	15%
Percent of sales	*37.6%*	*39.6%*	*39.5%*		
SG&A	$ 4,416	4,817	5,328		
Percent of sales	*22.0%*	*22.9%*	*22.0%*		
Other deductions, net	$ 474	369	375		
Interest expense, net	$ 220	261	223		
Earnings from continuing operations before income taxes	$ 2,450	2,879	3,631	18%	26%
Percent of sales	*12.2%*	*13.7%*	*15.0%*		
Earnings from continuing operations common stockholders	$ 1,715	1,978	2,454	15%	24%
Net earnings common stockholders	$ 1,724	2,164	2,480	26%	15%
Percent of sales	*8.6%*	*10.3%*	*10.2%*		
Diluted EPS – Earnings from continuing operations	$ 2.26	2.60	3.24	15%	25%
Diluted EPS – Net earnings	$ 2.27	2.84	3.27	25%	15%
Return on common stockholders' equity	19.5%	23.6%	24.6%		
Return on total capital	16.2%	18.9%	19.6%		

OVERVIEW

The Company achieved strong sales growth and record earnings and earnings per share in 2011, led by innovative technology, improved economic conditions in industrial end markets, continued expansion in emerging markets and repositioning efforts in previous periods. Worldwide gross fixed investment continues to recover, however the economic environment remains uncertain amidst mixed macroeconomic indicators, including weakening trends in the U.S. and Europe. Consumer spending and residential construction remain weak. Fiscal year 2011 sales increased 15 percent and earnings per share from continuing operations of $3.24 were up 25 percent. Net sales were up in all segments and major geographic regions for the year, aided by acquisitions and foreign currency translation. Earnings increased for Process Management and Industrial Automation on very strong sales growth, while Tools and Storage and Climate Technologies reported moderate sales and earnings growth. Earnings declined in the Network Power segment on weakness in Asia and the embedded computing and power business, and the impact of higher amortization and other costs related to the Chloride and Avocent acquisitions. Fourth quarter sales and earnings growth were strong for Process Management and Industrial Automation, modest for Tools and Storage, and down for Climate Technologies on lower volume. Fourth quarter Network Power segment sales growth was strong due to the Chloride acquisition and modest underlying growth, while earnings declined slightly as improvement in the network power systems business was offset by weakness in the embedded computing and power business. For 2011 the Company generated operating cash flow of $3.2 billion and free cash flow (operating cash flow less capital expenditures) of $2.6 billion. Emerson is well positioned for future sales and earnings growth given its strong financial position, global footprint that includes rapid expansion in emerging markets, and a focus on products and technology.

NET SALES

Net sales for 2011 were $24.2 billion, an increase of $3,183 million, or 15 percent from 2010. Sales grew in all segments, led by Industrial Automation, Network Power and Process Management, which were up $1,005 million, $983 million and $978 million, respectively. Consolidated results reflect an 11 percent ($2,216 million) increase in underlying sales (which exclude acquisitions and foreign currency translation), a 2 percent ($623 million) contribution from acquisitions, and a 2 percent ($344 million) favorable impact from foreign currency translation. Underlying sales reflect volume gains of

SALES BY GEOGRAPHIC DESTINATION


United States and Canada
Europe
Asia
Latin America
Middle East/Africa
22%
45%
23%
5%
5%

10 percent and an estimated 1 percent from higher selling prices as sales increased 13 percent internationally, including Asia (11 percent), Europe (11 percent), Latin America (20 percent), Middle East/Africa (16 percent) and Canada (20 percent). Underlying sales increased 8 percent in the United States.

Net sales for 2010 were $21.0 billion, an increase of $937 million, or 5 percent from 2009. Sales growth was strong in Climate Technologies, aided by China stimulus programs, while Network Power, Tools and Storage, and Industrial Automation increased primarily due to acquisitions and favorable foreign currency translation. Process Management was down as end markets were strongly impacted by the economic slowdown. Consolidated results reflected a 1 percent ($102 million) decline in underlying sales, a 4 percent ($738 million) contribution from acquisitions and a 2 percent ($301 million) favorable impact from foreign currency translation. Underlying sales reflected a decline in volume as sales decreased 2 percent internationally, including Europe (7 percent), Middle East/Africa (10 percent), Canada (9 percent) and Latin America (2 percent), partially offset by an increase in Asia (7 percent). Underlying sales increased 1 percent in the United States.

INTERNATIONAL SALES

Emerson is a global business for which international sales, including non-U.S. acquisitions, have grown over the years and now represent 59 percent of the Company's total sales. The Company expects this trend to continue due to faster economic growth in emerging markets in Asia, Latin America, Eastern Europe and Middle East/Africa.

International destination sales, including U.S. exports, increased approximately 20 percent, to $14.3 billion in 2011, reflecting increases in Network Power, Industrial Automation and Process Management as well as benefits from acquisitions. U.S. exports of $1,520 million were up 15 percent compared with 2010. Underlying destination sales increased 11 percent in Asia, including 12 percent growth in China, 11 percent in Europe, 20 percent in Latin America, 16 percent in Middle East/Africa and 20 percent in Canada. International subsidiary sales, including shipments to the United States, were $12.8 billion in 2011, up 20 percent from 2010. Excluding an 8 percent net favorable impact from acquisitions and foreign currency translation, international subsidiary sales increased 12 percent compared with 2010.

International destination sales, including U.S. exports, increased approximately 5 percent, to $11.9 billion in 2010, reflecting increases in Climate Technologies, Network Power and Industrial Automation as well as benefits from acquisitions and a weaker U.S. dollar. U.S. exports of $1,317 million were up 9 percent compared with 2009. Underlying destination sales decreased 7 percent in Europe, 10 percent in Middle East/Africa and 2 percent in Latin America, partially offset by a 7 percent increase in Asia that includes 13 percent growth in China. International subsidiary sales, including shipments to the United States, were $10.7 billion in 2010, up 4 percent from 2009. Excluding a 7 percent net favorable impact from acquisitions and foreign currency translation, international subsidiary sales decreased 3 percent compared with 2009.

ACQUISITIONS

The Company acquired several small businesses during 2011, mainly in the Process Management and Climate Technologies segments, all of which were complementary to the existing business portfolio. Total cash paid for all businesses in 2011 was approximately $232 million. Annualized sales for businesses acquired in 2011 were approximately $100 million. See Note 3 for additional information.

In 2010, the Company acquired Chloride Group PLC and Avocent Corporation. Chloride provides commercial and industrial uninterruptible power supply systems and services, which significantly strengthened the Company's network power systems business in Europe. Avocent is a leader in delivering solutions that enhance companies' integrated data center management capabilities and the acquisition strongly positioned the Company to benefit from the growing importance of infrastructure management in data centers worldwide. Chloride and Avocent, together with the Company's other existing offerings, create a global leader in providing integrated data center management solutions. The Company also acquired SSB

Group GmbH and several smaller businesses during 2010. SSB designs and manufactures electrical pitch systems and controls used in wind turbine generators for the alternative energy market. Total cash paid for all businesses in 2010 was approximately $2,843 million. Additionally, the Company assumed debt of $169 million. Annualized sales for businesses acquired in 2010 were approximately $1,100 million. Also see Note 3.

COST OF SALES

Costs of sales for 2011 and 2010 were $14.7 billion and $12.7 billion, respectively. Gross profit of $9.6 billion and $8.3 billion, respectively, resulted in gross margins of 39.5 percent and 39.6 percent. The increase in gross profit primarily reflects higher volume and leverage, acquisitions, and savings from cost reduction actions in prior periods. Higher materials costs were only partially offset by price increases, diluting margins. Materials cost pressures persisted throughout the year. The Company continues working to balance cost increases with pricing actions.

Costs of sales for 2010 and 2009 were $12.7 billion and $12.5 billion, respectively. Gross profit of $8.3 billion and $7.6 billion, respectively, resulted in gross margins of 39.6 percent and 37.6 percent. The increase in gross profit primarily reflected acquisitions, savings from rationalization and other cost reduction actions and favorable foreign currency translation, partially offset by a decline in volume. The two percentage point gross margin increase primarily reflected savings from cost reduction actions and materials cost containment. The Company's provision for inventory obsolescence decreased $29 million in 2010 due to improving economic conditions and a lower average inventory balance.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative (SG&A) expenses for 2011 were $5.3 billion, or 22.0 percent of net sales, compared with $4.8 billion, or 22.9 percent of net sales for 2010. The $511 million increase was primarily due to higher sales volume and the impact of acquisitions. The decrease as a percent of sales was due to volume leverage, cost reduction savings and a $96 million decrease in incentive stock compensation expense reflecting changes in the Company's stock price and a reduced impact from incentive stock plans overlap compared to prior year (see Note 14), partially offset by acquisitions and higher wage and other costs.

SG&A expenses for 2010 were $4.8 billion, or 22.9 percent of net sales, compared with $4.4 billion, or 22.0 percent of net sales for 2009. The $401 million increase was primarily due to acquisitions and higher incentive stock compensation expense of $163 million related to an increase in the Company's stock price and the overlap of two stock plans in 2010, partially offset by cost reduction savings. The increase as a percent of sales was primarily the result of higher incentive stock compensation expense, partially offset by savings from cost reduction actions.

OTHER DEDUCTIONS, NET

Other deductions, net were $375 million in 2011, a $6 million increase from 2010 that primarily reflects higher amortization expense of $85 million and a $19 million impairment charge, partially offset by a decrease in rationalization expense of $45 million, lower acquisition-related costs and a $15 million gain related to the acquisition of full ownership of a Process Management joint venture in India. See Notes 4 and 5 for further details regarding other deductions, net and rationalization costs, respectively.

Other deductions, net were $369 million in 2010, a $105 million decrease from 2009 that primarily reflected decreased rationalization expense of $158 million and lower foreign currency transaction losses compared to the prior year, partially offset by higher amortization expense of $68 million and lower gains versus the prior year.

INTEREST EXPENSE, NET

Interest expense, net was $223 million, $261 million and $220 million in 2011, 2010 and 2009, respectively. The decrease of $38 million in 2011 was primarily due to lower average long-term borrowings. The $41 million increase in 2010 was primarily due to higher average long-term borrowings, reflecting acquisitions.

INCOME TAXES

Income taxes were $1,127 million, $848 million and $688 million for 2011, 2010 and 2009, respectively, resulting in effective tax rates of 31 percent, 29 percent and 28 percent. The higher 2011 effective tax rate primarily reflects a change in the mix of regional pretax income due to stronger earnings growth in the United States, where tax rates are generally higher than internationally, and lower benefits versus 2010 from non-U.S. tax holidays and a $30 million capital loss tax benefit from restructuring at a foreign subsidiary. The higher effective tax rate in 2010 compared with 2009 primarily reflects changes in the mix of pretax income which increased in the United States and Europe, and the $30 million capital loss benefit in 2010 compared to a $44 million net operating loss carryforward benefit in 2009.

EARNINGS FROM CONTINUING OPERATIONS *(dollars in billions)*

Earnings from continuing operations common stockholders were $2.5 billion in 2011, a 24 percent increase over the prior year.



$2.1
$2.4
$1.7
$2.0
$2.5
07
08
09
10
11

EARNINGS FROM CONTINUING OPERATIONS

Earnings and earnings per share from continuing operations common stockholders were $2.5 billion and $3.24, respectively, for 2011, increases of 24 percent and 25 percent, compared with $2.0 billion and $2.60 for 2010. Earnings increased primarily due to higher sales and resulting leverage, cost reduction savings, a decrease in incentive stock compensation expense and lower interest expense, slightly offset by higher materials and wage costs. Earnings improved $309 million in Process Management, $239 million in Industrial Automation, $18 million in Tools and Storage, and $18 million in Climate Technologies, slightly offset by a $44 million decrease in Network Power. See the Business Segments discussion that follows and Note 16 for additional information.

Earnings and earnings per share from continuing operations common stockholders were $2.0 billion and $2.60, respectively, for 2010, both increases of 15 percent, compared with $1.7 billion and $2.26 for 2009. Earnings increased in all segments, reflecting decreased rationalization expense, savings from cost reduction actions and favorable foreign currency translation. Earnings improved $280 million in Climate Technologies, $221 million in Network Power, $121 million in Industrial Automation, $81 million in Tools and Storage and $33 million in Process Management. Earnings per share were negatively impacted $0.10 per share by the Avocent and Chloride acquisitions, including acquisition accounting charges, the expensing of deal costs and interest expense.

DISCONTINUED OPERATIONS

In the fourth quarter of 2011, the Company sold its heating elements unit for $73 million, resulting in an after-tax gain of $21 million ($30 million of income taxes). Fourth quarter 2011 heating elements sales were $12 million and net earnings were $1 million. The after-tax gain on divestiture and fourth quarter operating results for heating elements, and the impact of finalizing the 2010 Motors and LANDesk divestitures, have been classified as discontinued operations for 2011. Prior fiscal 2011 quarters and prior year results of operations for heating elements were inconsequential and have not been reclassified.

LANDesk (acquired with Avocent in 2010) was sold in the fourth quarter of 2010 for proceeds of approximately $230 million, resulting in an after-tax gain of $12 million ($10 million of income taxes). LANDesk was classified as discontinued operations throughout 2010. Also in the fourth quarter of 2010, the Company sold its appliance motors and U.S. commercial and industrial motors businesses (Motors) for proceeds of $622 million, resulting in an after-tax gain of $155 million ($126 million of income taxes). Motors had total annual sales of $827 million and $813 million and net earnings, excluding the divestiture gain, of $38 million and $9 million in 2010 and 2009, respectively. Results of operations for Motors have been reclassified into discontinued operations for 2010 and prior.

As noted above, 2011 income from discontinued operations includes the fourth quarter operating results and gain on disposition for heating elements. Income from discontinued operations in 2010 reflects the Motors and LANDesk divestitures and includes both operating results for the year and the gains on disposition. The income from discontinued operations reported for 2009 relates only to the operations of the Motors businesses. See Acquisitions and Divestitures discussion in Note 3 for additional information regarding discontinued operations.

NET EARNINGS, RETURN ON EQUITY AND RETURN ON TOTAL CAPITAL

Net earnings common stockholders were $2.5 billion and net earnings per share common stockholders were $3.27 for 2011, both increases of 15 percent compared with 2010, due to the same factors discussed previously, plus $26 million related to discontinued operations. Net earnings common stockholders as a percent of net sales were 10.2 percent and 10.3 percent in 2011 and 2010. Return on common stockholders' equity (net earnings common stockholders divided by average common stockholders' equity) was 24.6 percent in 2011 compared with 23.6 percent in 2010. Return on total capital was 19.6 percent in 2011 compared with 18.9 percent in 2010, and is computed as net earnings common stockholders excluding after-tax net interest expense, divided by average common stockholders' equity plus short- and long-term debt less cash and short-term investments.

Net earnings common stockholders were $2.2 billion and net earnings per share common stockholders were $2.84 for 2010, increases of 26 percent and 25 percent compared with 2009, respectively, including both the Motors and LANDesk divestiture gains. Net earnings common stockholders as a percent of net sales were 10.3 percent and 8.6 percent in 2010 and 2009. Return on common stockholders' equity was 23.6 percent in 2010 compared with 19.5 percent in 2009. Return on total capital was 18.9 percent in 2010 compared with 16.2 percent in 2009. Net earnings common stockholders in all years included the aforementioned results from discontinued operations.

EARNINGS PER SHARE FROM CONTINUING OPERATIONS

Earnings per share from continuing operations common stockholders were $3.24 in 2011, a 25 percent increase over the prior year.


$2.60
$3.10
$2.26
$2.60
$3.24
07
08
09
10
11

Business Segments

Following is an analysis of segment results for 2011 compared with 2010, and 2010 compared with 2009. The Company defines segment earnings as earnings before interest and income taxes.

PROCESS MANAGEMENT

(DOLLARS IN MILLIONS)	2009	2010	2011	CHANGE '09 - '10	CHANGE '10 - '11
Sales	$6,135	6,022	**7,000**	(2)%	**16%**
Earnings	$1,060	1,093	**1,402**	3 %	**28%**
Margin	17.3%	18.1%	**20.0%**		

2011 vs. 2010 – Process Management sales were $7.0 billion in 2011, an increase of $978 million as all businesses reported higher sales, led by very strong results for the measurement and flow business, valves business and systems and solutions business as a result of growth in the oil and gas, chemical, power and refining end markets. Underlying sales increased 14 percent on higher volume, which includes some market penetration gains, and foreign currency translation had a 2 percent ($120 million) favorable impact. Underlying sales increased in all major geographic regions, including the United States (14 percent), Asia (18 percent), Europe (8 percent), Canada (38 percent), Latin America (15 percent) and Middle East/Africa (7 percent). Earnings increased 28 percent, to $1,402 million, and margin increased approximately 2 percentage points, primarily due to higher sales volume and resulting leverage, savings from prior period cost reductions, $24 million lower restructuring expense, and an $8 million favorable impact from foreign currency transactions compared to prior year, partially offset by increased business development investments, wages and other costs.

2010 vs. 2009 – Process Management sales were $6.0 billion in 2010, a decrease of $113 million, reflecting a 7 percent decline in underlying sales on lower volume, a 3 percent ($178 million) favorable impact primarily from the Roxar acquisition and a 2 percent ($121 million) favorable impact from foreign currency translation. The valves business reported lower sales primarily as a result of weakness in the chemical, refining and marine markets. Sales for the systems and solutions and measurement and flow businesses were down slightly, while sales for the regulators business were up slightly. Regionally, underlying sales declined in all geographic areas, including 1 percent in the United States, 9 percent each in Asia, Europe and Middle East/Africa, 11 percent in Canada and 10 percent in Latin America. Earnings increased $33 million, to $1,093 million, and margin increased, reflecting savings from significant cost reduction actions, materials cost containment, lower restructuring costs of $20 million and a $17 million favorable impact from foreign currency transactions, partially offset by deleverage on lower sales volume and higher wage costs.

SALES BY SEGMENT

- Process Management
- Industrial Automation
- Network Power
- Climate Technologies
- Tools and Storage


21%
27%
16%
28%
8%

INDUSTRIAL AUTOMATION

(DOLLARS IN MILLIONS)	2009	2010	2011	CHANGE '09 - '10	CHANGE '10 - '11
Sales	$4,172	4,289	**5,294**	3%	**23%**
Earnings	$ 470	591	**830**	26%	**40%**
Margin	11.3%	13.8%	**15.7%**		

2011 vs. 2010 – Industrial Automation sales increased $1,005 million to $5.3 billion in 2011, reflecting improvement in the capital goods end markets. Sales increased in all businesses led by very strong growth in the power generating alternators, fluid automation, electrical drives and power transmission businesses. Underlying sales increased 21 percent and foreign currency translation had a 2 percent ($92 million) favorable impact. The underlying sales growth reflects approximately 18 percent higher volume and an estimated 3 percent benefit from higher selling prices. Underlying sales increased in all regions, including 19 percent in the United States, 21 percent in both Europe and Asia, 49 percent in Middle East/Africa and 36 percent in Latin America. Earnings increased $239 million, to $830 million, and margin increased approximately 2 percentage points, reflecting higher sales volume and resulting leverage, savings from prior period cost reductions, and lower restructuring costs of $16 million, slightly offset by a $9 million unfavorable impact from foreign currency transactions. Higher materials costs were substantially offset by higher selling prices.

2010 vs. 2009 – Industrial Automation sales increased $117 million to $4.3 billion in 2010. Sales results reflected a decline in the power generating alternators and motors business due to weakness in capital spending, while sales increased in all other businesses, including strong growth in the electrical drives and hermetic motors businesses and solid growth in the fluid automation business. An underlying sales decline of 1 percent from lower prices was offset by the System Plast, Trident Power and SSB acquisitions contributing 3 percent ($101 million) and favorable foreign currency translation adding 1 percent ($54 million). Underlying sales decreased 4 percent in Europe and 2 percent in the United States, partially offset by increases in Asia (9 percent) and Latin America (17 percent). Earnings increased $121 million to $591 million for 2010 and margin increased over 2 percentage points as savings from cost reduction efforts were partially offset by unfavorable product mix. Price decreases were offset by lower materials costs.

NETWORK POWER

(DOLLARS IN MILLIONS)	2009	2010	2011	CHANGE '09 - '10	CHANGE '10 - '11
Sales	$5,456	5,828	**6,811**	7%	**17 %**
Earnings	$ 579	800	**756**	38%	**(6)%**
Margin	10.6%	13.7%	**11.1%**		

2011 vs. 2010 – Sales for Network Power increased $983 million to $6.8 billion, on underlying sales growth of 6 percent, a positive contribution from the Chloride and Avocent acquisitions of 10 percent ($598 million) and favorable foreign currency translation of 1 percent ($77 million). Led by strong results in the network power systems business worldwide, underlying sales grew 7 percent on higher volume, less an estimated 1 percent decline in pricing. Strong growth in the North American uninterruptible power supply and precision cooling business and the embedded power business was slightly offset by a decrease in the embedded computing business. Underlying sales increased 6 percent in Asia, 3 percent in the United States, 19 percent in Latin America, 5 percent in Europe and 40 percent in Middle East/Africa. Earnings decreased $44 million to $756 million, and margin decreased 2.6 percentage points. Amortization of intangibles increased $67 million due to the Chloride and Avocent acquisitions, and other Chloride acquisition-related costs negatively impacted earnings $24 million. The margin was also reduced by higher labor-related costs in China, unfavorable product mix, higher materials cost, aggressive competitive pricing in the China telecommunications sector, and investment spending on next-generation data center technologies. Earnings benefited from volume leverage and savings from prior period cost reductions.

2010 vs. 2009 – Sales for Network Power increased $372 million to $5.8 billion in 2010, primarily from the Avocent acquisition, a strong increase in the embedded power business and a moderate increase in the network power systems business in Asia, partially offset by decreases in the uninterruptible power supply and precision cooling, energy systems, embedded computing and inbound power systems businesses. Underlying sales declined 2 percent on lower prices, acquisitions had a 7 percent ($370 million) favorable impact and foreign currency translation had a 2 percent ($90 million) favorable impact. Geographically, underlying sales were flat in the United States, while sales decreased in Europe (13 percent), Latin America (5 percent), Canada (17 percent) and Middle East/Africa (34 percent). Sales increased in Asia (6 percent). Earnings increased $221 million to $800 million, and margin increased over 3 percentage points largely as a result of cost savings from aggressive restructuring actions taken in 2009, particularly in the embedded computing and energy systems businesses, as well as lower restructuring expense of $93 million and a $17 million favorable impact from foreign currency transactions. Lower selling prices were partially offset by materials cost containment.

CLIMATE TECHNOLOGIES

(DOLLARS IN MILLIONS)	2009	2010	2011	CHANGE '09 - '10	CHANGE '10 - '11
Sales	$3,197	3,801	3,995	19%	5%
Earnings	$ 411	691	709	68%	3%
Margin	12.9%	18.2%	17.8%		

2011 vs. 2010 – Climate Technologies reported sales of $4.0 billion for 2011, a $194 million increase that reflects a strong increase in the compressor business, partially offset by share loss in the temperature controls business and a decrease in the temperature sensors business. The North American refrigeration and air conditioning end markets experienced solid growth while results in Asia were strong despite prior year growth that benefited from stimulus programs in China. Sales growth reflects a 3 percent underlying increase, including an estimated 2 percent from higher selling prices and approximately 1 percent from higher volume, a 1 percent ($42 million) favorable impact from foreign currency translation and a 1 percent ($28 million) positive contribution from acquisitions. Underlying sales increased 7 percent internationally, including 7 percent in Asia, 26 percent in Latin America and 3 percent in Europe, while sales were flat in the United States due to the decline in the temperature controls business. Earnings increased 3 percent to $709 million, due to savings from prior period cost reductions and higher sales volume in the compressor business. The margin was diluted by higher materials and other costs, which were partially offset by higher selling prices, and deleverage in the temperature controls business.

2010 vs. 2009 – Climate Technologies reported sales of $3.8 billion for 2010, a $604 million increase, reflecting increases across all businesses, including compressors, temperature sensors and heater controls. Sales growth was strong in Asia and North America, aided by stimulus programs in support of mandated higher efficiency standards in China, growth in U.S. air conditioning and refrigeration markets and a change in refrigerant requirements in the U.S. Underlying sales increased approximately 16 percent on higher volume, which included slight new product penetration gains, acquisitions added 2 percent ($55 million) and foreign currency translation had a 1 percent ($22 million) favorable impact. The underlying sales increase reflected a 12 percent increase in the United States and 22 percent internationally, including increases of 47 percent in Asia and 21 percent in Latin America, partially offset by a decline of 4 percent in Europe. Earnings increased $280 million to $691 million, primarily due to higher sales volume, savings from cost reduction actions, lower restructuring expense of $35 million and a $15 million commercial litigation charge included in 2009 costs. The margin increase in excess of 5 percentage points reflected leverage on higher sales volume, savings from cost reduction actions in prior periods and materials cost containment, partially offset by lower prices and unfavorable product mix.

TOOLS AND STORAGE

(DOLLARS IN MILLIONS)	2009	2010	2011	CHANGE '09 - '10	CHANGE '10 - '11
Sales	$1,725	1,755	1,837	2%	5%
Earnings	$ 276	357	375	29%	5%
Margin	16.0%	20.3%	20.4%		

2011 vs. 2010 – Sales for Tools and Storage were $1.8 billion in 2011, an $82 million increase. Sales growth reflects an underlying increase of 5 percent, including approximately 4 percent from higher volume and an estimated 1 percent from higher selling prices, and favorable foreign currency translation of 1 percent ($13 million), partially offset by a negative 1 percent ($21 million) impact from the heating elements unit divestiture. The sales increase was led by very strong growth in the professional tools and commercial storage businesses and modest growth in the food waste disposers business, partially offset by decreases in the consumer-related wet/dry vacuums and residential storage businesses due to continued weak U.S. residential construction markets. Underlying sales increased 5 percent in the United States and 11 percent

OPERATING CASH FLOW AND PAYOUT PERCENT *(dollars in billions)*

Operating cash flow returned to common stockholders through dividends and share repurchases increased to 61 percent in 2011.


$3.0
$3.3
$3.1
$3.3
$3.2
56%
61%
07
08
09
10
11

internationally. Earnings for 2011 were $375 million, an increase of $18 million, reflecting earnings growth in the professional tools business partially offset by lower earnings in the wet/dry vacuums, residential storage and food waste disposers businesses. The margin increased on higher sales volume and resulting leverage in the professional tools business as well as savings from prior period cost reductions, largely offset by higher freight costs and unfavorable product mix. Higher materials costs were substantially offset by price increases.

2010 vs. 2009 – Sales for Tools and Storage were $1.8 billion in 2010, a $30 million increase from 2009. Strong growth in the tools and food waste disposers businesses was partially offset by a decline in the residential storage business, due to weakness in the U.S. residential construction markets. The sales increase reflected a 1 percent decrease in underlying sales on lower volume, due to the Company outsourcing its freight operations, with favorable impacts from acquisitions of 2 percent ($34 million) and foreign currency translation of 1 percent ($14 million). Underlying sales in the United States decreased 1 percent while underlying international sales increased 4 percent. Earnings for 2010 were $357 million, an increase of $81 million, and margin increased over 4 percentage points, reflecting earnings growth in the tools, appliances and storage businesses, benefits of cost reduction and restructuring actions in 2009, product mix, lower restructuring expense of $11 million and savings from materials cost containment.

Financial Position, Capital Resources and Liquidity

The Company continues to generate substantial cash from operations, is in a strong financial position with total assets of $24 billion and common stockholders' equity of $10 billion, and has the resources available to reinvest in existing businesses, pursue strategic acquisitions and manage its capital structure on a short- and long-term basis.

CASH FLOW

(DOLLARS IN MILLIONS)	2009	2010	2011
Operating Cash Flow	$3,086	3,292	**3,233**
Percent of sales	*14.8%*	*15.6%*	***13.3%***
Capital Expenditures	$ 531	524	**647**
Percent of sales	*2.6%*	*2.5%*	***2.7%***
Free Cash Flow (Operating Cash Flow less Capital Expenditures)	$2,555	2,768	**2,586**
Percent of sales	*12.2%*	*13.1%*	***10.6%***
Operating Working Capital	$1,714	1,402	**1,705**
Percent of sales	*8.2%*	*6.7%*	***7.0%***

Emerson generated operating cash flow of $3.2 billion in 2011, a decrease of 2 percent compared to 2010, reflecting an increase in operating working capital partially offset by higher net earnings. With resumption of growth in the current year, additional investment in working capital has been necessary. Operating cash flow of $3.3 billion in 2010 was a 7 percent increase from $3.1 billion in 2009, reflecting higher earnings in 2010 and continued improvement in working capital management. At September 30, 2011, operating working capital as a percent of sales was 7.0 percent, compared with 6.7 percent and 8.2 percent in 2010 and 2009, respectively. Pension contributions were $142 million, $247 million and $303 million in 2011, 2010 and 2009, respectively. Operating cash flow fully funded capital expenditures, dividends and share repurchases in all years presented and fully funded acquisitions in 2011.

Capital expenditures were $647 million, $524 million and $531 million in 2011, 2010 and 2009, respectively. The increase in capital expenditures in 2011 was primarily due to capacity expansion in the Process Management and Industrial Automation segments. Free cash flow was $2.6 billion in 2011, compared with $2.8 billion in 2010, primarily reflecting higher capital expenditures in 2011. Free cash flow increased in 2010 from $2.6 billion in 2009, reflecting higher net earnings in 2010. In 2012, the Company is targeting capital spending of approximately $700 million, including $100 million already authorized by the Board of Directors to build, expand or renovate office and manufacturing facilities in the United States, China and Brazil. Net cash paid in connection with acquisitions was $232 million, $2,843 million and $776 million in 2011, 2010 and 2009, respectively. Proceeds from divestitures in those years were $103 million, $846 million and $4 million, respectively.

Dividends were $1,039 million ($1.38 per share) in 2011, compared with $1,009 million ($1.34 per share) in 2010 and $998 million ($1.32 per share) in 2009. In November 2011, the Board of Directors voted to increase the quarterly cash dividend 16 percent to an annualized rate of $1.60 per share. In 2008, the Board of Directors approved a program for the repurchase of up to 80 million common shares, under which 18.7 million shares, 2.1 million shares and 21.0 million shares were repurchased in 2011, 2010 and 2009, respectively; 30.7 million shares remain available for repurchase under the 2008 authorization. Purchases of Emerson common stock totaled $958 million, $100 million and $695 million in 2011, 2010 and 2009, respectively, at an average price paid per share of $51.31, $48.15 and $33.09, respectively.

LEVERAGE/CAPITALIZATION

(DOLLARS IN MILLIONS)	2009	2010	2011
Total Assets	$19,763	22,843	**23,861**
Long-term Debt	$ 3,998	4,586	**4,324**
Common Stockholders' Equity	$ 8,555	9,792	**10,399**
Total Debt-to-Capital Ratio	34.8%	34.1%	**33.3%**
Net Debt-to-Net Capital Ratio	25.7%	26.2%	**23.2%**
Operating Cash Flow-to-Debt Ratio	67.5%	65.0%	**62.2%**
Interest Coverage Ratio	11.0X	11.3X	**15.8X**

Total debt, which includes long-term debt, current maturities of long-term debt, commercial paper and other short-term borrowings, was $5.2 billion, $5.1 billion and $4.6 billion for 2011, 2010 and 2009, respectively. Short-term borrowings increased $398 million in 2010, primarily reflecting incremental commercial paper borrowings associated with the mix of funding for the Avocent and Chloride acquisitions, which also included issuance of long-term debt, proceeds from divestitures and operating cash flow. See Note 3 for additional information. During 2010, the Company issued $300 million each of 4.25% notes due November 2020 and 5.25% notes due November 2039 and repaid $500 million of 7.125% notes that matured in August 2010. During 2009, the Company issued $250 million each of 4.125% notes due April 2015, 5.0% notes due April 2019 and 6.125% notes due April 2039 and $500 million of 4.875% notes due October 2019, and repaid $175 million of 5.0% notes and $250 million of 5.85% notes that matured in October 2008 and March 2009, respectively.

DIVIDENDS PER SHARE

Annual dividends increased to a record $1.38 per share in 2011, representing the 55th consecutive year of increases.



$1.05
$1.20
$1.32
$1.34
$1.38
07
08
09
10
11

The total debt-to-capital ratio was 33.3 percent at year end 2011, compared with 34.1 percent for 2010 and 34.8 percent for 2009. At September 30, 2011, net debt (total debt less cash and short-term investments) was 23.2 percent of net capital, compared with 26.2 percent in 2010 and 25.7 percent in 2009. Both ratios improved in 2011, reflecting higher equity. The operating cash flow-to-debt ratio was 62.2 percent, 65.0 percent and 67.5 percent in 2011, 2010 and 2009, respectively. The Company's interest coverage ratio (earnings before income taxes plus interest expense, divided by interest expense) was 15.8 times in 2011, compared with 11.3 times and 11.0 times in 2010 and 2009. The increase in interest coverage from 2010 to 2011 reflects higher earnings and lower average borrowings, while the increase from 2009 to 2010 was primarily due to higher earnings. See Notes 8 and 9 for additional information.

In December 2010 the Company entered into a $2.75 billion four-year revolving backup credit facility to support short-term borrowings, which replaced a $2.83 billion five-year revolving credit facility dated April 2006. The Company did not draw upon either facility in 2011, 2010 or 2009. The credit facility contains no financial covenants and is not subject to termination based on a change in credit ratings or material adverse changes. The Company also maintains a universal shelf registration statement on file with the U.S. Securities and Exchange Commission (SEC) under which it can issue debt securities, preferred stock, common stock, warrants, share purchase contracts and share purchase units without a predetermined limit. Securities can be sold in one or more separate offerings with the size, price and terms to be determined at the time of sale.

DEBT AS A PERCENT OF CAPITAL AND NET DEBT AS A PERCENT OF NET CAPITAL

Total debt was 33.3 percent of total capital and net debt was 23.2 percent of net capital at year-end 2011.



30.1%
33.1%
34.8%
34.1%
33.3%
23.6%
23.2%
07
08
09
10
11

Emerson maintains a conservative financial structure which provides the strength and flexibility necessary to achieve its strategic objectives. The Company has been successful in efficiently deploying cash where needed worldwide to fund operations, complete acquisitions and sustain long-term growth. Substantially all of the Company's cash is held outside the U.S., in Europe and Asia, and is available for repatriation to the U.S. Under current tax law, repatriated cash may be subject to U.S. federal income taxes, net of available foreign tax credits. The Company routinely repatriates a portion of its non-U.S. cash from earnings each year, or otherwise when it can be accomplished tax efficiently, and provides for U.S. income taxes as appropriate. The Company has been able to readily meet all its funding requirements and currently believes that sufficient funds will be available to meet the Company's needs in the foreseeable future through operating cash flow, existing resources, short- and long-term debt capacity or backup credit lines.

CONTRACTUAL OBLIGATIONS

At September 30, 2011, the Company's contractual obligations, including estimated payments, are as follows:

		AMOUNTS DUE BY PERIOD			
(DOLLARS IN MILLIONS)	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Long-term Debt (including interest)	$6,687	496	1,204	1,072	3,915
Operating Leases	806	245	297	132	132
Purchase Obligations	1,176	1,090	79	7	-
Total	$8,669	1,831	1,580	1,211	4,047

Purchase obligations consist primarily of inventory purchases made in the normal course of business to meet operational requirements. The above table does not include $2.5 billion of other noncurrent liabilities recorded in the balance sheet and summarized in Note 17, which consist essentially of pension and postretirement plan liabilities and deferred income taxes (including unrecognized tax benefits), because it is not certain when these amounts will become due. See Notes 10 and 11 for estimated future benefit payments and Note 13 for additional information on deferred income taxes.

FINANCIAL INSTRUMENTS

The Company is exposed to market risk related to changes in interest rates, commodity prices and foreign currency exchange rates, and selectively uses derivative financial instruments, including forwards, swaps and purchased options, to manage these risks. The Company does not hold derivatives for trading purposes. The value of market risk sensitive derivative and other financial instruments is subject to change as a result of movements in market rates and prices. Sensitivity analysis is one technique used to forecast the impact of these movements. Based on a hypothetical 10 percent increase in interest rates, a 10 percent decrease in commodity prices or a 10 percent weakening in the U.S. dollar across all currencies, the potential losses in future earnings, fair value and cash flows are immaterial. Sensitivity analysis has limitations; for example, a weaker U.S. dollar would benefit future earnings through favorable translation of non-U.S. operating results, and lower commodity prices would benefit future earnings through lower cost of sales. See Notes 1 and 7 through 9.

Critical Accounting Policies

Preparation of the Company's financial statements requires management to make judgments, assumptions and estimates regarding uncertainties that could affect reported revenue, expenses, assets, liabilities and equity. Note 1 describes the significant accounting policies used in preparation of the consolidated financial statements. The most significant areas where management judgments and estimates impact the primary financial statements are described below. Actual results in these areas could differ materially from management's estimates under different assumptions or conditions.

REVENUE RECOGNITION

The Company recognizes nearly all of its revenues through the sale of manufactured products and records the sale when products are shipped or delivered, and title passes to the customer with collection reasonably assured. In certain limited circumstances, revenue is recognized using the percentage-of-completion method, as performance occurs, or in accordance with ASC 985-605 related to software. Sales arrangements sometimes involve delivering multiple elements, including services such as installation. In these instances, the revenue assigned to each element is based on its vendor-specific objective evidence, third-party evidence or management estimate of the relative selling price, with revenue recognized individually for delivered elements only if they have value to the customer on a stand-alone basis, the performance of the undelivered items is probable and substantially in the Company's control or the undelivered elements are inconsequential or perfunctory, and there are no unsatisfied contingencies related to payment. Management believes that all relevant criteria and conditions are considered when recognizing revenue.

INVENTORIES

Inventories are stated at the lower of cost or market. The majority of inventory values are based on standard costs, which approximate average costs, while the remainder are principally valued on a first-in, first-out basis. Cost standards are revised at the beginning of each year. The annual effect of resetting standards plus any operating variances incurred during each period are allocated between inventories and cost of sales. The Company's businesses review inventory for obsolescence, make appropriate provisions and dispose of obsolete inventory on a regular basis. Various factors are considered in these reviews, including sales history and recent trends, industry conditions and general economic conditions.

LONG-LIVED ASSETS

Long-lived assets, which include property, plant and equipment, goodwill and identifiable intangible assets are reviewed for impairment whenever events or changes in business circumstances indicate impairment may exist. If the Company determines that the carrying value of the long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Reporting units are also reviewed for possible goodwill impairment at least annually, in the fourth quarter, by comparing the fair value of each unit to its carrying value. Fair value is generally measured based on a discounted future cash flow method using a discount rate judged by management to be commensurate with the applicable risk. Estimates of future sales, operating results, cash flows and discount rates are subject to changes in the economic environment, including such factors as the general level of market interest rates, expected equity market returns and volatility of markets served, particularly when recessionary economic circumstances continue for an extended period of time. Management believes the estimates of future cash flows and fair values are reasonable; however, changes in estimates due to variance from assumptions could materially affect the evaluations.

At the end of 2011, Emerson's total market value based on its exchange-traded stock price was approximately $31 billion and common stockholders' equity was $10 billion. The carrying value of the Industrial Automation wind turbine pitch control business was reduced by a $19 million charge to earnings. The Company's fourth quarter goodwill impairment testing determined the carrying value exceeded the fair value, reflecting a slowdown in investment for alternative energy in the current economic environment. In the Process Management segment, there is a unit recently acquired in 2009 with $216 million of goodwill for which the estimated fair value exceeds the carrying value by approximately 5 percent. The fair value of this unit assumes successful execution of plans to expand and integrate the business, and recovery in the demand for energy; in particular, the subsea extraction of oil and gas. There are two units in the Network Power segment with $367 million of goodwill where estimated fair value exceeds the carrying value by approximately 10 percent. Assumptions used in determining fair value include continued successful execution of business plans and growth in served markets, primarily network communications and connectivity. There are two units in the Tools and Storage segment with $250 million of goodwill, where estimated fair value exceeds carrying value by more than 25 percent and assumes execution of business plans and recovery in the residential and construction-related markets.

RETIREMENT PLANS

While the Company continues to focus on a prudent long-term investment strategy for its pension-related assets, the calculations of defined benefit plan expense and obligations are dependent on assumptions made regarding the expected annual return on plan assets, the discount rate and rate of annual compensation increases. In accordance with U.S. generally accepted accounting principles (U.S. GAAP), actual results that differ from the assumptions are accumulated as deferred actuarial losses and amortized in future periods. Management believes that the assumptions used are appropriate; however, differences versus actual experience or changes in assumptions may affect the Company's retirement plan obligations and future expense. As of September 30, 2011, combined U.S. and non-U.S. pension plans were underfunded by $732 million. Funded status decreased for the U.S. plans, which were underfunded by $462 million, and improved slightly for non-U.S. plans, which were underfunded by $270 million. The Company contributed $142 million to defined benefit plans in 2011 and expects to contribute approximately $150 million in 2012. The discount rate for U.S. plans was reduced to 4.75 percent in 2011 compared with 5.0 percent in 2010. The Company expects to reduce the assumed investment return on plan assets to 7.75 percent for 2012 compared with the current 8.0 percent. Deferred actuarial losses, which will be amortized into earnings in future years, were $1,899 million ($1,217 million after-tax) as of September 30, 2011. Defined benefit pension plan expense for 2012 is expected to be approximately $170 million, up from $145 million in 2011. See Notes 10 and 11.

INCOME TAXES

Income tax expense and tax assets and liabilities reflect management's assessment of taxes paid or expected to be paid (received) on items included in the financial statements. Uncertainty exists regarding tax positions taken in previously filed tax returns still under examination and positions expected to be taken in future returns. Deferred tax assets and liabilities arise because of temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred income taxes are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. The impact on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. The Company also pays U.S. federal income taxes, net of available foreign tax credits, on cash repatriated from non-U.S. locations. No provision is made for U.S. income taxes on the undistributed earnings of non-U.S. subsidiaries where these earnings are considered permanently invested or otherwise indefinitely retained for continuing international operations. Determination of the amount of taxes that might be paid on these undistributed earnings if eventually remitted is not practicable. See Notes 1 and 13.

NEW ACCOUNTING PRONOUNCEMENTS

In May 2011, the FASB issued updates to ASC 820, *Fair Value Measurement*, resulting in common fair value measurement and disclosure requirements for U.S. GAAP and International Financial Reporting Standards. These updates are effective January 1, 2012 for quarterly and annual reporting. Adoption of this update is not expected to have a material impact on the Company's financial statements.

In June 2011, the FASB issued updates to ASC 220, *Comprehensive Income*, eliminating the option to present other comprehensive income in the statement of equity. These updates require an entity to present comprehensive income as part of one continuous financial statement that includes net earnings and other comprehensive income or as a separate financial statement immediately following the statement of earnings. There is no change to the items to be reported in other comprehensive income or when those items should be reclassed into net earnings. These updates are effective for the first quarter of fiscal 2013. Adoption of this update will affect presentation only; there is no expected impact on the Company's financial results.

In September 2011, the FASB issued updates to ASC 350, *Intangibles – Goodwill and Other*, providing an option for companies to perform a qualitative analysis to determine if it is more likely than not the fair value of a reporting unit is less than its carrying amount. If the analysis determines the fair value exceeds the carrying amount, more extensive valuation and impairment testing need not be performed. These updates are effective for the first quarter of fiscal 2013; adoption of this update is not expected to have a material impact on the Company's financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

EMERSON ELECTRIC CO. & SUBSIDIARIES

Years ended September 30 | Dollars in millions, except per share amounts

	2009	2010	2011
Net sales	$20,102	21,039	**24,222**
Costs and expenses:			
Cost of sales	12,542	12,713	**14,665**
Selling, general and administrative expenses	4,416	4,817	**5,328**
Other deductions, net	474	369	**375**
Interest expense, net of interest income: 2009, $24; 2010, $19; 2011, $23	220	261	**223**
Earnings from continuing operations before income taxes	2,450	2,879	**3,631**
Income taxes	688	848	**1,127**
Earnings from continuing operations	1,762	2,031	**2,504**
Discontinued operations, net of tax: 2009, $5; 2010, $153; 2011, $30	9	186	**26**
Net earnings	1,771	2,217	**2,530**
Less: Noncontrolling interests in earnings of subsidiaries	47	53	**50**
Net earnings common stockholders	$ 1,724	2,164	**2,480**
Earnings common stockholders:			
Earnings from continuing operations	$ 1,715	1,978	**2,454**
Discontinued operations, net of tax	9	186	**26**
Net earnings common stockholders	$ 1,724	2,164	**2,480**
Basic earnings per share common stockholders:			
Earnings from continuing operations	$ 2.27	2.62	**3.26**
Discontinued operations	0.02	0.25	**0.03**
Basic earnings per common share	$ 2.29	2.87	**3.29**
Diluted earnings per share common stockholders:			
Earnings from continuing operations	$ 2.26	2.60	**3.24**
Discontinued operations	0.01	0.24	**0.03**
Diluted earnings per common share	$ 2.27	2.84	**3.27**

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

EMERSON ELECTRIC CO. & SUBSIDIARIES

September 30 | Dollars in millions, except per share amounts

ASSETS	2010	2011
Current assets		
Cash and equivalents	$ 1,592	2,052
Receivables, less allowances of $98 in 2010 and $104 in 2011	3,989	4,502
Inventories:		
Finished products	746	742
Raw materials and work in process	1,359	1,358
Total inventories	2,105	2,100
Other current assets	677	691
Total current assets	8,363	9,345
Property, plant and equipment		
Land	213	266
Buildings	1,902	2,010
Machinery and equipment	5,964	6,115
Construction in progress	228	340
	8,307	8,731
Less: Accumulated depreciation	5,020	5,294
Property, plant and equipment, net	3,287	3,437
Other assets		
Goodwill	8,656	8,771
Other intangible assets	2,150	1,969
Other	387	339
Total other assets	11,193	11,079
Total assets	$22,843	23,861

See accompanying Notes to Consolidated Financial Statements.

LIABILITIES AND EQUITY	2010	2011
Current liabilities		
Short-term borrowings and current maturities of long-term debt	$ 480	877
Accounts payable	2,409	2,677
Accrued expenses	2,864	2,772
Income taxes	96	139
Total current liabilities	5,849	6,465
Long-term debt	4,586	4,324
Other liabilities	2,456	2,521
Equity		
Preferred stock, $2.50 par value per share;		
Authorized, 5,400,000 shares; issued, none	–	–
Common stock, $0.50 par value per share;		
Authorized, 1,200,000,000 shares; issued, 953,354,012 shares;		
outstanding, 752,690,806 shares in 2010 and 738,877,768 shares in 2011	477	477
Additional paid-in capital	192	317
Retained earnings	15,869	17,310
Accumulated other comprehensive income	(426)	(562)
	16,112	17,542
Less: Cost of common stock in treasury, 200,663,206 shares in 2010		
and 214,476,244 shares in 2011	6,320	7,143
Common stockholders' equity	9,792	10,399
Noncontrolling interests in subsidiaries	160	152
Total equity	9,952	10,551
Total liabilities and equity	$22,843	23,861

CONSOLIDATED STATEMENTS OF EQUITY

EMERSON ELECTRIC CO. & SUBSIDIARIES

Years ended September 30 | Dollars in millions, except per share amounts

	2009	2010	2011
Common stock	$ 477	477	**477**
Additional paid-in capital			
Beginning balance	146	157	**192**
Stock plans and other	11	35	**125**
Ending balance	157	192	**317**
Retained earnings			
Beginning balance	14,002	14,714	**15,869**
Net earnings common stockholders	1,724	2,164	**2,480**
Cash dividends (per share: 2009, $1.32; 2010, $1.34; 2011, $1.38)	(998)	(1,009)	**(1,039)**
Adoption of ASC 715 measurement date provision, net of tax: 2009, $7	(14)	–	**–**
Ending balance	14,714	15,869	**17,310**
Accumulated other comprehensive income			
Beginning balance	141	(496)	**(426)**
Foreign currency translation	(104)	55	**22**
Pension and postretirement, net of tax: 2009, $334; 2010, $(6); 2011, $47	(568)	(12)	**(56)**
Cash flow hedges and other, net of tax: 2009, $(29); 2010, $(16); 2011, $60	35	27	**(102)**
Ending balance	(496)	(426)	**(562)**
Treasury stock			
Beginning balance	(5,653)	(6,297)	**(6,320)**
Purchases	(695)	(100)	**(958)**
Issued under stock plans and other	51	77	**135**
Ending balance	(6,297)	(6,320)	**(7,143)**
Common stockholders' equity	8,555	9,792	**10,399**
Noncontrolling interests in subsidiaries			
Beginning balance	188	151	**160**
Net earnings	47	53	**50**
Other comprehensive income	2	–	**4**
Cash dividends	(80)	(57)	**(61)**
Other	(6)	13	**(1)**
Ending balance	151	160	**152**
Total equity	$ 8,706	9,952	**10,551**
Comprehensive income			
Net earnings	$ 1,771	2,217	**2,530**
Foreign currency translation	(102)	55	**26**
Pension and postretirement	(568)	(12)	**(56)**
Cash flow hedges and other	35	27	**(102)**
	1,136	2,287	**2,398**
Less: Noncontrolling interests in subsidiaries	49	53	**54**
Comprehensive income common stockholders	$ 1,087	2,234	**2,344**

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

EMERSON ELECTRIC CO. & SUBSIDIARIES

Years ended September 30 | Dollars in millions

	2009	2010	2011
Operating activities			
Net earnings	$ 1,771	2,217	2,530
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	727	816	867
Changes in operating working capital	620	309	(301)
Pension funding	(303)	(247)	(142)
Other	271	197	279
Net cash provided by operating activities	3,086	3,292	3,233
Investing activities			
Capital expenditures	(531)	(524)	(647)
Purchases of businesses, net of cash and equivalents acquired	(776)	(2,843)	(232)
Divestitures of businesses	4	846	103
Other	(6)	4	(72)
Net cash used in investing activities	(1,309)	(2,517)	(848)
Financing activities			
Net increase (decrease) in short-term borrowings	(684)	398	185
Proceeds from long-term debt	1,246	598	1
Principal payments on long-term debt	(678)	(680)	(57)
Dividends paid	(998)	(1,009)	(1,039)
Purchases of treasury stock	(718)	(100)	(935)
Other	(116)	67	(42)
Net cash used in financing activities	(1,948)	(726)	(1,887)
Effect of exchange rate changes on cash and equivalents	(46)	(17)	(38)
Increase (decrease) in cash and equivalents	(217)	32	460
Beginning cash and equivalents	1,777	1,560	1,592
Ending cash and equivalents	$ 1,560	1,592	2,052
Changes in operating working capital			
Receivables	$ 1,011	(341)	(475)
Inventories	580	(160)	12
Other current assets	42	(69)	41
Accounts payable	(709)	498	194
Accrued expenses	(94)	298	(54)
Income taxes	(210)	83	(19)
Total changes in operating working capital	$ 620	309	(301)

See accompanying Notes to Consolidated Financial Statements.

EMERSON ELECTRIC CO. & SUBSIDIARIES

Years ended September 30 | Dollars in millions, except per share amounts or where noted

(1) Summary of Significant Accounting Policies

FINANCIAL STATEMENT PRESENTATION

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from these estimates. Certain operating results have been classified as discontinued operations. See Note 3.

Emerson adopted updates to ASC 810, *Consolidation*, in the first quarter of 2010. The updates require an entity to separately disclose noncontrolling interests in subsidiaries as a separate line item in the income statement and as a separate component of equity in the balance sheet. Adoption did not have a material impact on the Company's financial statements. As required, certain prior year amounts were reclassified as this change was retrospectively applied to prior periods.

Effective October 1, 2009, the Company adopted ASC 805, *Business Combinations*, which requires that assets acquired, liabilities assumed and contractual contingencies be measured at fair value as of the acquisition date and all acquisition costs be expensed as incurred. See Note 3 for a discussion of acquisition activity.

In the first quarter of 2010, the Company adopted updates to ASC 260, *Earnings per Share*, regarding the two-class method of computing earnings per share (EPS). This method requires earnings to be allocated to participating securities (for Emerson, certain employee stock awards) in the EPS computation based on each security's respective dividend rate. This change had an inconsequential impact on EPS.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its controlled affiliates. Intercompany transactions, profits and balances are eliminated in consolidation. Investments of 20 percent to 50 percent of the voting shares of other entities are accounted for by the equity method. Investments in publicly-traded companies of less than 20 percent are carried at fair value, with changes in fair value reflected in accumulated other comprehensive income. Investments in nonpublicly traded companies of less than 20 percent are carried at cost.

FOREIGN CURRENCY TRANSLATION

The functional currency for most of the Company's non-U.S. subsidiaries is the local currency. Adjustments resulting from translating local currency financial statements into U.S. dollars are reflected in accumulated other comprehensive income.

FAIR VALUE MEASUREMENTS

ASC 820, *Fair Value Measurement*, established a formal hierarchy and framework for measuring financial statement items at fair value and expanded disclosure about fair value measurements and the reliability of valuation inputs. Under ASC 820, measurement assumes the transaction to sell an asset or transfer a liability occurs in the principal or at least the most advantageous market for that asset or liability. Within the hierarchy, Level 1 instruments use observable market prices for the identical item in active markets and have the most reliable valuations. Level 2 instruments are valued through broker/dealer quotation or through market-observable inputs for similar items in active markets, including forward and spot prices, interest rates and volatilities. Level 3 instruments are valued using inputs not observable in an active market, such as company-developed future cash flow estimates, and are considered the least reliable. Valuations for all of Emerson's financial instruments fall within Level 2. The fair value of the Company's long-term debt is estimated using current interest rates and pricing from financial institutions and other market sources for debt with similar maturities and characteristics. In 2010, Emerson adopted the portions of ASC 820 related to nonfinancial assets and liabilities, including goodwill and certain other intangible and long-lived assets. Adoption did not have a material impact on the Company's financial statements.

CASH EQUIVALENTS

Cash equivalents consist of highly liquid investments with original maturities of three months or less.

INVENTORIES

Inventories are stated at the lower of cost or market. The majority of inventory is valued based on standard costs that approximate average costs, while the remainder is principally valued on a first-in, first-out basis. Cost standards are revised at the beginning of each fiscal year. The annual effect of resetting standards plus any operating variances incurred during each period are allocated between inventories and cost of sales.

PROPERTY, PLANT AND EQUIPMENT

The Company records investments in land, buildings, and machinery and equipment at cost. Depreciation is computed principally using the straight-line method over estimated service lives, which for principal assets are 30 to 40 years for buildings and 8 to 12 years for machinery and equipment. Long-lived tangible assets are reviewed for impairment whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. Impairment losses are recognized based on fair value if the sum of expected future undiscounted cash flows of the related assets is less than their carrying values.

GOODWILL AND OTHER INTANGIBLE ASSETS

Assets and liabilities acquired in business combinations are accounted for using the acquisition method and recorded at their respective fair values. Substantially all goodwill is assigned to the reporting unit that acquires a business. A reporting unit is an operating segment as defined in ASC 280, *Segment Reporting*, or a business one level below an operating segment if discrete financial information for that business unit is prepared and regularly reviewed by the segment manager. The Company conducts impairment tests of goodwill on an annual basis in the fourth quarter and between annual tests if events or circumstances indicate the fair value of a reporting unit may be less than its carrying value. If a reporting unit's carrying amount exceeds its estimated fair value, goodwill impairment is recognized to the extent that recorded goodwill exceeds the implied fair value of that goodwill. Fair values of reporting units are Level 3 measures and are developed under an income approach that discounts estimated future cash flows using risk-adjusted interest rates.

All of the Company's identifiable intangible assets are subject to amortization. Identifiable intangibles consist of intellectual property such as patents and trademarks, customer relationships and capitalized software, and are amortized on a straight-line basis over the estimated useful life. These intangibles are also subject to evaluation for potential impairment if events or circumstances indicate the carrying amount may not be recoverable. See Note 6.

WARRANTY

Warranties vary by product line and are competitive for the markets in which the Company operates. Warranties generally extend for a period of one to two years from the date of sale or installation. Provisions for warranty are determined primarily based on historical warranty cost as a percentage of sales or a fixed amount per unit sold based on failure rates, adjusted for specific problems that may arise. Product warranty expense is less than one percent of sales.

REVENUE RECOGNITION

The Company recognizes nearly all of its revenues through the sale of manufactured products and records the sale when products are shipped or delivered, and title passes to the customer with collection reasonably assured. In certain limited circumstances, revenue is recognized using the percentage-of-completion method, as performance occurs, or in accordance with ASC 985-605 related to software. Management believes that all relevant criteria and conditions are considered when recognizing revenue.

Sales arrangements sometimes involve delivering multiple elements, including services such as installation. In these instances, the revenue assigned to each element is based on vendor-specific objective evidence, third-party evidence or management estimate of the relative selling price, with revenue recognized individually for delivered elements only if they have value to the customer on a stand-alone basis, the performance of the undelivered items is probable and substantially in the Company's control or the undelivered elements are inconsequential or perfunctory, and there are no unsatisfied contingencies related to payment. Approximately ten percent of the Company's revenues arise from qualifying sales arrangements that include the delivery of multiple elements, principally in the Network Power and Process Management segments. The vast majority of these deliverables are tangible products, with a small portion attributable to installation, service and maintenance. Selling prices are primarily determined using vendor-specific objective evidence. Generally, contract duration is short-term and cancellation, termination or refund provisions apply only in the event of contract breach and have historically not been invoked.

As of October 1, 2010, certain updates became effective for ASC 605, *Revenue Recognition*, regarding the allocation of consideration in multiple deliverables arrangements. Under the updated ASC 605, the allocation of consideration is now based on vendor-specific objective evidence, third party evidence or management estimates of selling price. The impact of this change on any period presented was inconsequential.

DERIVATIVES AND HEDGING

In the normal course of business, the Company is exposed to changes in interest rates, foreign currency exchange rates and commodity prices due to its worldwide presence and diverse business profile. Emerson's foreign currency exposures primarily relate to transactions denominated in euros, Mexican pesos, Canadian dollars and Chinese renminbi. Primary commodity exposures are price fluctuations on forecasted purchases of copper and aluminum and related products. As part of the Company's risk management strategy, derivative instruments are selectively used in an effort to minimize the impact of these exposures. Foreign exchange forwards and options are utilized to hedge foreign currency exposures impacting sales or cost of sales transactions, firm commitments and the fair value of assets and liabilities, while swap and option contracts are used to minimize the effect of commodity price fluctuations on the cost of sales. All derivatives are associated with specific underlying exposures and the Company does not hold derivatives for trading or speculative purposes. The duration of hedge positions is generally two years or less and amounts currently hedged beyond 18 months are not significant.

All derivatives are accounted for under ASC 815, *Derivatives and Hedging*, and are recognized on the balance sheet at fair value. For derivatives hedging variability in future cash flows, the effective portion of any gain or loss is deferred in stockholders' equity and recognized in earnings when the underlying hedged transaction impacts earnings. The majority of the Company's derivatives that are designated as hedges and qualify for deferral accounting are cash flow hedges. For derivatives hedging the fair value of existing assets or liabilities, both the gain or loss on the derivative and the offsetting loss or gain on the hedged item are recognized in earnings each period. Currency fluctuations on non-U.S. dollar obligations that have been designated as hedges of non-U.S. dollar net asset exposures are reported in equity. To the extent that any hedge is not fully effective at offsetting cash flow or fair value changes in the underlying hedged item, there could be a net earnings impact. The Company also uses derivatives to hedge economic exposures that do not receive deferral accounting under ASC 815. The underlying exposures for these hedges relate primarily to purchases of commodity-based components used in the Company's manufacturing processes, and the revaluation of certain foreign-currency-denominated assets and liabilities. Gains or losses from the ineffective portion of any hedge, as well as any gains or losses on derivative instruments not designated as hedges, are recognized in the income statement immediately.

If credit ratings on the Company's debt fall below pre-established levels, derivatives counterparties can require immediate full collateralization on instruments in net liability positions. Similarly, Emerson can demand full collateralization should any of the Company's counterparties' credit rating fall below certain thresholds. Counterparties to derivative arrangements are companies with high credit ratings. Risk from credit loss when derivatives are in asset positions is considered immaterial. The Company has master netting arrangements in place with its counterparties that allow the offsetting of certain derivative-related amounts receivable and payable when settlement occurs in the same period. Accordingly, counterparty balances are netted in the consolidated balance sheet. Net values of commodity contracts and foreign currency contracts are reported in current assets or accrued expenses depending on the position as of the balance sheet date. See Note 7.

INCOME TAXES

The provision for income taxes is based on pretax income reported in the consolidated statements of earnings and currently enacted tax rates for each jurisdiction. Certain income and expense items are recognized in different time periods for financial reporting and income tax filing purposes, and deferred income taxes are provided for the effect of temporary differences. The Company also provides for U.S. federal income taxes, net of available foreign tax credits, on earnings intended to be repatriated from non-U.S. locations. No provision has been made for U.S. income taxes on approximately $5.9 billion of undistributed earnings of non-U.S. subsidiaries as of September 30, 2011, as these earnings are considered permanently invested or otherwise indefinitely retained for continuing international operations. Recognition of U.S. taxes on undistributed earnings would be triggered by a management decision to repatriate those earnings, although there is no current intention to do so. Determination of the amount of taxes that might be paid on these undistributed earnings if eventually remitted is not practicable. See Note 13.

COMPREHENSIVE INCOME

Comprehensive income is primarily composed of net earnings plus changes in foreign currency translation, pension and postretirement adjustments, and the effective portion of changes in the fair value of cash flow hedges. Accumulated other comprehensive income, net of tax (a component of equity), consists of foreign currency translation credits of $671 and of $649, pension and postretirement charges of $1,164 and $1,108 and cash flow hedges and other charges of $69 and credits of $33, respectively, at September 30, 2011 and 2010. Accumulated other comprehensive income attributable to noncontrolling interests in subsidiaries consists primarily of earnings and foreign currency translation.

RETIREMENT PLANS

Effective September 30, 2010, the Company adopted updates to ASC 715, *Compensation - Retirement Benefits*. These updates expand disclosure about an entity's investment policies and strategies for assets held by defined benefit pension or postretirement plans, including information regarding major classes of plan assets, inputs and valuation techniques used to measure the fair value of assets, and concentrations of risk within the plans. See Note 10.

(2) Weighted Average Common Shares

Basic earnings per common share consider only the weighted average of common shares outstanding while diluted earnings per common share consider the dilutive effects of stock options and incentive shares. Options to purchase approximately 4.6 million, 3.9 million and 7.6 million shares of common stock were excluded from the computation of diluted earnings per share in 2011, 2010 and 2009, respectively, as the effect would have been antidilutive. Earnings allocated to participating securities were inconsequential for all years presented. Reconciliations of weighted average shares for basic and diluted earnings per common share follow:

(SHARES IN MILLIONS)	2009	2010	2011
Basic shares outstanding	753.7	750.7	**748.5**
Dilutive shares	5.0	6.3	**5.0**
Diluted shares outstanding	758.7	757.0	**753.5**

(3) Acquisitions and Divestitures

The Company acquired several small businesses during 2011, mainly in the Process Management and Climate Technologies segments. Total cash paid for all businesses was approximately $232, net of cash acquired of $2. Annualized sales for businesses acquired in 2011 were approximately $100. Goodwill of $125 (none of which is expected to be deductible for tax purposes) and identifiable intangible assets of $75, primarily customer relationships and patents and technology with a weighted-average life of approximately 12 years, were recognized from these transactions. All of these acquisitions were complementary to the existing business portfolio and none was individually significant.

In the fourth quarter of 2011, the Company sold its heating elements unit, which was previously included in the Tools and Storage segment, for $73, resulting in an after-tax gain of $21 ($30 of income taxes). Heating elements had 2011 fourth quarter sales of $12 and net earnings of $1. Only the gain on divestiture and fourth quarter operating results for heating elements, and the impact of finalizing the 2010 Motors and LANDesk divestitures, have been classified as discontinued operations for 2011; prior fiscal 2011 quarters and prior year results of operations for heating elements were inconsequential and have not been reclassified.

The Company acquired one-hundred percent of Chloride Group PLC during the fourth quarter of 2010 and Avocent Corporation during the first quarter of 2010. Chloride provides commercial and industrial uninterruptible power supply systems and services, which significantly strengthened the Company's Network Power business in Europe, and is included in the Network Power segment. Avocent products enhance companies' integrated data center management capabilities, which strongly positions Emerson for the growth of infrastructure management in data centers worldwide, and is included in the Network Power segment.

The purchase price of Avocent and Chloride was allocated to assets and liabilities as follows:

Accounts receivable	$ 197
Inventory	155
Property, plant & equipment and other assets	148
Intangibles	1,071
Goodwill	1,509
Assets held for sale, including deferred taxes	278
Total assets	3,358
Accounts payable and accrued expenses	183
Debt assumed	165
Deferred taxes and other liabilities	395
Cash paid, net of cash acquired	$2,615

Results of operations for 2010 included combined sales of $373 and a combined net loss of $73 from Avocent and Chloride, including intangible asset amortization, interest, first year acquisition accounting charges and deal costs. Pro forma sales and net earnings common stockholders of the Company including full year results of operations for Avocent and Chloride were approximately $21.6 billion and $2.1 billion in 2010, and $21.0 billion and $1.6 billion in 2009, respectively. These pro forma results include intangible asset amortization and interest cost in both periods, and first year acquisition accounting charges and deal costs in 2009.

In addition to Chloride and Avocent, the Company acquired SSB, a designer and manufacturer of electrical pitch systems and controls used in wind turbine generators which is reported in the Industrial Automation segment, and other smaller businesses during 2010 reported mainly in the Process Management and Industrial Automation segments. Total cash paid for all businesses was approximately $2,843, net of cash acquired of $150. Additionally, the Company assumed debt of $169. Annualized sales for businesses acquired in 2010 were approximately $1.1 billion. Identifiable intangible assets of $1,166, primarily customer relationships and intellectual property with a weighted-average life of approximately 10 years, were recognized along with goodwill of $1,633, of which only a small amount is tax deductible.

In the fourth quarter 2010, the Company sold the LANDesk business unit, which was acquired as part of Avocent and was not a strategic fit with Emerson, for $230, resulting in an after-tax gain of $12 ($10 of income taxes). Additionally, LANDesk incurred operating losses of $19. This business was classified as discontinued operations throughout 2010. Also in the fourth quarter of 2010, the Company sold its appliance motors and U.S. commercial and industrial motors businesses (Motors) which had slower growth profiles and were formerly reported in the Tools and Storage segment. Proceeds from the sale were $622 resulting in an after-tax gain of $155 ($126 of income taxes). The Motors disposition included working capital of $98, property, plant and equipment of $152, goodwill of $44, and other of $47. The Motors businesses had total annual sales of $827 and $813 and net earnings (excluding the divestiture gain) of $38 and $9 in 2010 and 2009, respectively. Results of operations for Motors have been reclassified into discontinued operations for 2010 and earlier periods.

The Company acquired one-hundred percent of Roxar ASA during the third quarter of 2009, Trident Powercraft Private Limited during the second quarter of 2009 and System Plast S.p.A. during the first quarter of 2009. Roxar is a global supplier of measurement solutions and software for reservoir production optimization, enhanced oil and gas recovery and flow assurance and is included in the Process Management segment. Trident Power is a manufacturer and supplier of power generating alternators and other products and is included in the Industrial Automation segment. System Plast is a manufacturer of engineered modular belts and custom conveyer components for the food processing and packaging industries and is included in the Industrial Automation segment. In addition to Roxar, Trident Power and System Plast, the Company acquired other smaller businesses during 2009, mainly in the Climate Technologies, Tools and Storage and Process Management segments. Total cash paid for all businesses was approximately $776, net of cash acquired of $31. Additionally, the Company assumed debt of $230. Annualized sales for businesses acquired in 2009 were approximately $530. Goodwill of $541 ($34 of which is expected to be deductible for tax purposes) and identifiable intangible assets of $365, primarily customer relationships and patents and technology with a weighted-average life of 12 years, were recognized from these transactions in 2009.

The results of operations of the businesses discussed above have been included in the Company's consolidated results of operations since the respective dates of acquisition.

(4) Other Deductions, Net

Other deductions, net are summarized as follows:

	2009	2010	2011
Amortization of intangibles (intellectual property and customer relationships)	$108	176	**261**
Rationalization of operations	284	126	**81**
Other	121	71	**57**
Gains, net	(39)	(4)	**(24)**
Total	$474	369	**375**

Other deductions, net increased for 2011 primarily due to higher amortization expense on acquired intangible assets, partially offset by lower rationalization expense and higher gains. Other is composed of several items that are individually immaterial, including foreign currency gains and losses, bad debt expense, equity investment income and losses, as well as one-time items such as litigation and disputed matters and insurance recoveries. Other decreased in 2011 primarily because of lower acquisition-related costs, partially offset by a $19 impairment charge related to the Industrial Automation wind turbine pitch control business, reflecting a slowdown in investment for alternative energy in the current economic environment. Other decreased in 2010 primarily because of $45 of lower foreign currency transaction losses compared with 2009. Gains, net for 2011 include $15 related to the acquisition of full ownership of a Process Management joint venture in India. Gains, net for 2009 included $25 ($17 after-tax) related to the sale of an asset for which the Company received $41.

(5) Rationalization of Operations

Rationalization of operations expense reflects costs associated with the Company's efforts to continually improve operational efficiency and deploy assets globally in order to remain competitive on a worldwide basis. Each year the Company incurs costs for actions to size its businesses to a level appropriate for current economic conditions and to improve its cost structure for future growth. Rationalization expenses result from numerous individual actions implemented across the Company's various operating divisions on an ongoing basis and include costs for moving facilities to best-cost locations, starting up plants after relocation or geographic expansion to serve local markets, exiting certain product lines, curtailing/downsizing operations because of changing economic conditions and other costs resulting from asset redeployment decisions. Shutdown costs include severance, benefits, stay bonuses, lease and contract terminations and asset write-downs. In addition to the costs of moving fixed assets, start-up and moving costs include employee training and relocation. Vacant facility costs include security, maintenance, utility and other costs.

The Company reported rationalization expenses of $81, $126 and $284, respectively for 2011, 2010 and 2009, with the significantly higher expense in 2009 due to actions taken in response to the severe economic environment worldwide. The Company currently expects to incur rationalization expense in 2012 in the range of approximately $100 to $125, including the costs to complete actions initiated before the end of 2011 and actions anticipated to be approved and initiated during 2012.

The change in the liability for the rationalization of operations during the years ended September 30 follows:

	2010	EXPENSE	PAID / UTILIZED	2011
Severance and benefits	$57	17	50	24
Lease and other contract terminations	8	3	8	3
Fixed asset write-downs	–	12	12	–
Vacant facility and other shutdown costs	4	11	13	2
Start-up and moving costs	–	38	37	1
Total	$69	81	120	30

	2009	EXPENSE	PAID / UTILIZED	2010
Severance and benefits	$112	73	128	57
Lease and other contract terminations	7	9	8	8
Fixed asset write-downs	–	9	9	–
Vacant facility and other shutdown costs	2	14	12	4
Start-up and moving costs	1	21	22	–
Total	$122	126	179	69

Rationalization of operations expense by segment is summarized as follows:

	2009	2010	2011
Process Management	$ 55	35	11
Industrial Automation	47	48	32
Network Power	118	25	20
Climate Technologies	48	13	11
Tools and Storage	16	5	7
Total	$284	126	81

During 2011, the Company's business segments incurred start-up and moving costs related to relocating assets to best cost locations, geographic expansion to directly serve local markets, or shutdown costs for the consolidation of facilities within geographic locations to increase operational efficiency. Severance and benefits expense relates to exiting approximately 20 facilities, including those consolidated within regions, and eliminating approximately 2,800 positions. Start-up and moving costs were substantially incurred in Industrial Automation and Network Power, while Industrial Automation incurred most of the fixed-asset write-downs. Facilities consolidation largely occurred in North America and Europe. Vacant facilities and other shutdown costs were not material for any segment.

Costs incurred during 2010 included actions to exit approximately 25 production, distribution or office facilities and eliminate approximately 3,500 positions, as well as costs related to facilities exited in previous periods. All the Company's business segments incurred shutdown costs due to workforce reductions and/or the consolidation of facilities. Start-up and moving costs, vacant facilities and other costs were not material for any segment. In addition to forcecount reductions, actions in 2010 included Process Management consolidating some North American and European production; Industrial Automation consolidating production and sales within Europe and North America; Network Power consolidating North American production and shifting some capabilities from North America and Europe to Asia; and Climate Technologies consolidating or downsizing production in North America and Europe.

Costs incurred during 2009 included exiting approximately 25 production, distribution or office facilities and eliminating approximately 20,000 positions, of which approximately one-half were from restructuring actions and the remainder through layoffs and attrition, as well as costs related to facilities exited in previous periods. All the Company's business segments incurred shutdown costs due to workforce reductions and/or the consolidation of facilities. Start-up and moving costs were primarily attributable to Network Power and Industrial Automation, while Network Power incurred most of the asset write-downs. Vacant facilities and other costs were immaterial for any segment. In addition to worldwide forcecount reductions, actions during 2009 included Industrial Automation consolidating production facilities; Network Power primarily incurring integration costs for the Embedded Computing acquisition, but also consolidating production in North America and Europe and shifting certain capabilities from Europe to Asia; Climate Technologies consolidating or downsizing production in North America, Europe and Asia; and Tools and Storage consolidating and downsizing production in North America.

(6) Goodwill and Other Intangibles

Purchases of businesses are accounted for under the acquisition method, with substantially all goodwill assigned to the reporting unit that acquires the business. Under an impairment test performed annually, if the carrying amount of a reporting unit's goodwill exceeds its estimated fair value, impairment is recognized to the extent that the carrying amount exceeds the implied fair value of the goodwill. Fair values of reporting units are estimated using discounted cash flows and are subject to change due to changes in underlying economic conditions. The change in the carry amount of goodwill by business segment follows. See Notes 3 and 4 for further discussion of changes in goodwill related to acquisitions, divestitures and impairment.

	PROCESS MANAGEMENT	INDUSTRIAL AUTOMATION	NETWORK POWER	CLIMATE TECHNOLOGIES	TOOLS AND STORAGE	TOTAL
Balance, September 30, 2009	$2,279	1,304	2,417	473	605	7,078
Acquisitions	27	97	1,509			1,633
Divestitures			(2)		(44)	(46)
Foreign currency translation and other	(32)	(22)	73	(9)	(19)	(9)
Balance, September 30, 2010	$2,274	1,379	3,997	464	542	8,656
Acquisitions	**110**			**15**		**125**
Divestitures		**(1)**	**(8)**		**(6)**	**(15)**
Impairment		**(19)**				**(19)**
Foreign currency translation and other	**(16)**	**34**	**1**	**4**	**1**	**24**
Balance, September 30, 2011	**$2,368**	**1,393**	**3,990**	**483**	**537**	**8,771**

The gross carrying amount and accumulated amortization of identifiable intangible assets by major class follow:

	CUSTOMER RELATIONSHIPS		INTELLECTUAL PROPERTY		CAPITALIZED SOFTWARE		TOTAL	
	2010	**2011**	2010	**2011**	2010	**2011**	2010	**2011**
Gross carrying amount	$1,414	**1,499**	1,127	**1,110**	918	**971**	3,459	**3,580**
Less: Accumulated amortization	181	**330**	420	**518**	708	**763**	1,309	**1,611**
Net carrying amount	$1,233	**1,169**	707	**592**	210	**208**	2,150	**1,969**

Total intangible asset amortization expense for 2011, 2010 and 2009 was $345, $254 and $184, respectively. Based on intangible asset balances as of September 30, 2011, amortization expense is expected to approximate $312 in 2012, $267 in 2013, $231 in 2014, $198 in 2015 and $173 in 2016.

(7) Financial Instruments

HEDGING ACTIVITIES

The notional value of foreign currency hedge positions was approximately $1.5 billion as of September 30, 2011. Commodity hedges outstanding as of September 30, 2011 included a total of approximately 107 million pounds of copper and aluminum. All derivatives receiving deferral accounting are cash flow hedges. The majority of hedging gains and losses deferred as of September 30, 2011 are expected to be recognized over the next 12 months as the underlying forecasted transactions occur. Amounts included in earnings and other comprehensive income follow:

		GAIN (LOSS) TO EARNINGS			GAIN (LOSS) TO OTHER COMPREHENSIVE INCOME		
		2009	2010	2011	2009	2010	2011
Deferred	**Location**						
Foreign currency	Sales	$ (24)	(5)	11	(18)	11	2
Foreign currency	Cost of sales	(32)	6	22	(40)	30	(16)
Commodity	Cost of sales	(96)	42	52	(40)	44	(58)
Not Deferred							
Foreign currency	Other deductions, net	(67)	117	10			
Commodity	Cost of sales	(11)	-	(1)			
Total		$(230)	160	94	(98)	85	(72)

Regardless of whether or not derivatives receive deferral accounting, the Company expects hedging gains or losses to be essentially offset by losses or gains on the related underlying exposures. The amounts ultimately recognized will differ from those presented above for any open positions, which remain subject to ongoing market price fluctuations until settlement. Derivatives receiving deferral accounting are highly effective, no amounts were excluded from the assessment of hedge effectiveness, and hedge ineffectiveness was immaterial in 2011, 2010 and 2009, including gains or losses on derivatives that were discontinued because forecasted transactions were no longer expected to occur.

FAIR VALUE MEASUREMENTS

Fair values of derivative contracts outstanding as of September 30 follow:

	ASSETS	LIABILITIES	ASSETS	LIABILITIES
	2010	2010	2011	2011
Exposure				
Foreign currency	$67	(50)	17	(48)
Commodity	$31	(3)	-	(83)

The Company posted $53 of collateral as of September 30, 2011. The maximum collateral the Company could have been required to post as of September 30, 2011 was $116. The fair value of long-term debt was $5,276 and $5,292, respectively, as of September 30, 2011 and 2010, which exceeded the carrying value by $673 and $635, respectively.

(8) Short-Term Borrowings and Lines of Credit

Short-term borrowings and current maturities of long-term debt are summarized as follows:

	2010	2011
Current maturities of long-term debt	$ 71	279
Commercial paper	401	588
Payable to banks	8	10
Total	$480	877
Weighted-average short-term borrowing interest rate at year end	0.3%	0.1%

The Company periodically issues commercial paper as a source of short-term financing. In December 2010 the Company entered into a $2.75 billion four-year revolving backup credit facility to support short-term borrowings, which replaced a $2.83 billion five-year revolving credit facility dated April 2006. The Company did not draw upon either facility in 2011, 2010 or 2009. The credit facility contains no financial covenants and is not subject to termination based on a change in credit ratings or material adverse changes.

(9) Long-Term Debt

Long-term debt is summarized as follows:

	2010	2011
5.75% notes due November 2011	$ 250	250
4.625% notes due October 2012	250	250
4.5% notes due May 2013	250	250
5.625% notes due November 2013	250	250
5.0% notes due December 2014	250	250
4.125% notes due April 2015	250	250
4.75% notes due October 2015	250	250
5.125% notes due December 2016	250	250
5.375% notes due October 2017	250	250
5.25% notes due October 2018	400	400
5.0% notes due April 2019	250	250
4.875% notes due October 2019	500	500
4.25% notes due November 2020	300	300
6.0% notes due August 2032	250	250
6.125% notes due April 2039	250	250
5.25% notes due November 2039	300	300
Other	157	103
Long-term debt	4,657	4,603
Less: Current maturities	71	279
Total, net	$4,586	4,324

Long-term debt maturing during each of the four years after 2012 is $560, $265, $500 and $250, respectively. Total interest paid related to short-term borrowings and long-term debt was approximately $239, $264 and $230 in 2011, 2010 and 2009, respectively.

The Company maintains a universal shelf registration statement on file with the SEC under which it could issue debt securities, preferred stock, common stock, warrants, share purchase contracts and share purchase units without a predetermined limit. Securities can be sold in one or more separate offerings with the size, price and terms to be determined at the time of sale.

(10) Retirement Plans

Retirement plans expense includes the following components:

	U.S. PLANS			NON-U.S. PLANS		
	2009	2010	**2011**	2009	2010	**2011**
Defined benefit plans:						
Service cost (benefits earned during the period)	$ 46	51	**52**	22	24	**30**
Interest cost	174	175	**172**	45	45	**50**
Expected return on plan assets	(243)	(263)	**(279)**	(37)	(42)	**(49)**
Net amortization	70	122	**147**	17	20	**22**
Net periodic pension expense	47	85	**92**	47	47	**53**
Defined contribution plans	80	81	**98**	37	36	**50**
Total retirement plans expense	$ 127	166	**190**	84	83	**103**

Reconciliations of the actuarial present value of the projected benefit obligations and of the fair value of plan assets for defined benefit pension plans follow:

	U.S. PLANS		NON-U.S. PLANS	
	2010	**2011**	2010	**2011**
Projected benefit obligation, beginning	$ 3,202	**3,466**	864	**1,061**
Service cost	51	**52**	24	**30**
Interest cost	175	**172**	45	**50**
Actuarial (gain) loss	207	**114**	112	**(125)**
Benefits paid	(157)	**(167)**	(45)	**(53)**
Acquisitions/divestitures, net	(15)	**–**	61	**–**
Foreign currency translation and other	3	**7**	–	**(3)**
Projected benefit obligation, ending	$ 3,466	**3,644**	1,061	**960**
Fair value of plan assets, beginning	$ 2,822	**3,206**	634	**714**
Actual return on plan assets	328	**29**	60	**–**
Employer contributions	212	**112**	35	**30**
Benefits paid	(157)	**(167)**	(45)	**(53)**
Acquisitions/divestitures, net	–	**–**	41	**–**
Foreign currency translation and other	1	**2**	(11)	**(1)**
Fair value of plan assets, ending	$ 3,206	**3,182**	714	**690**
Net amount recognized in the balance sheet	$ (260)	**(462)**	(347)	**(270)**
Amounts recognized in the balance sheet:				
Noncurrent asset	$ –	**–**	5	**4**
Noncurrent liability	$ (260)	**(462)**	(352)	**(274)**
Accumulated other comprehensive loss	$(1,439)	**(1,659)**	(338)	**(240)**

Approximately $184 of the $1,899 of losses deferred in accumulated other comprehensive income at September 30, 2011, will be amortized into earnings in 2012. As of September 30, 2011, retirement plans in total were underfunded by $732.

As of the plans' September 30, 2011 and 2010 measurement dates, the total accumulated benefit obligation was $4,345 and $4,246, respectively. Also, as of the plans' respective measurement dates, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets for retirement plans with accumulated benefit obligations in excess of plan assets were $4,093, $3,907 and $3,380, respectively, for 2011, and $1,120, $1,043 and $618, respectively, for 2010.

Future benefit payments for U.S. plans are estimated to be $174 in 2012, $183 in 2013, $192 in 2014, $200 in 2015, $208 in 2016 and $1,157 in total over the five years 2017 through 2021. Based on foreign currency exchange rates as of September 30, 2011, future benefit payments for non-U.S. plans are estimated to be $43 in 2012, $47 in 2013, $49 in 2014, $55 in 2015, $55 in 2016 and $308 in total over the five years 2017 through 2021. In 2012, the Company expects to contribute approximately $150 to its retirement plans.

The weighted-average assumptions used in the valuations of pension benefits were as follows:

	U.S. PLANS			NON-U.S. PLANS		
	2009	2010	**2011**	2009	2010	**2011**
Assumptions used to determine net pension expense:						
Discount rate	6.50%	5.50%	**5.00%**	5.9%	5.3%	**4.6%**
Expected return on plan assets	8.00%	8.00%	**8.00%**	6.0%	5.9%	**5.9%**
Rate of compensation increase	3.25%	3.00%	**3.00%**	3.5%	3.9%	**3.5%**
Assumptions used to determine benefit obligations:						
Discount rate	5.50%	5.00%	**4.75%**	5.3%	4.6%	**5.2%**
Rate of compensation increase	3.00%	3.00%	**3.00%**	3.9%	3.5%	**3.5%**

The discount rate for the U.S. retirement plans was 4.75 percent as of September 30, 2011. An actuarially determined, company-specific yield curve is used to determine the discount rate. The expected return on plan assets assumption is determined by reviewing the investment returns of the plans for the past 10 years plus longer-term historical returns of an asset mix approximating Emerson's asset allocation targets, and periodically comparing these returns to expectations of investment advisors and actuaries to determine whether long-term future returns are expected to differ significantly from the past. The Company expects to reduce the assumed investment return on plan assets to 7.75 percent for 2012. Defined benefit pension plan expense for 2012 is expected to be approximately $170, versus $145 in 2011.

The Company's asset allocations at September 30, 2011 and 2010, and weighted-average target allocations are as follows:

	U.S. PLANS			NON-U.S. PLANS		
	2010	**2011**	TARGET	2010	**2011**	TARGET
Equity securities	65%	**62%**	60-70%	51%	**50%**	50-60%
Debt securities	29%	**30%**	25-35%	31%	**32%**	25-35%
Other	6%	**8%**	3-10%	18%	**18%**	10-20%
Total	100%	**100%**	100%	100%	**100%**	100%

The primary objective for the investment of plan assets is to secure participant retirement benefits while earning a reasonable rate of return. Plan assets are invested consistent with the provisions of the prudence and diversification rules of ERISA and with a long-term investment horizon. The Company continuously monitors the value of assets by class and routinely rebalances to remain within target allocations. The strategy for equity assets is to minimize concentrations of risk by investing primarily in companies in a diversified mix of industries worldwide, while targeting neutrality in exposure to market capitalization levels, growth versus value profile, global versus regional markets, fund types and fund managers. The approach for bonds emphasizes investment-grade corporate and government debt with maturities matching a portion of the longer duration pension liabilities. The bonds strategy also includes a high yield element which is generally shorter in duration. A small portion of U.S. plan assets is allocated to private equity partnerships and real asset fund investments for diversification, providing opportunities for above market returns. Leveraging techniques are not used and the use of derivatives in any fund is limited to exchange-traded futures contracts and is inconsequential.

The fair values of defined benefit plan assets as of September 30, organized by asset class and by the fair value hierarchy of ASC 820 as outlined in Note 1, follow:

	Level 1	Level 2	Level 3	Total	%
2011					
U.S. equities	$ 766	443	145	1,354	35%
International equities	476	291		767	20%
Emerging market equities	59	128		187	5%
Corporate bonds		522		522	14%
Government bonds		509		509	13%
High yield bonds		130		130	3%
Other	120	161	122	403	10%
Total	$1,421	2,184	267	3,872	100%
2010					
U.S. equities	$ 879	457	130	1,466	38%
International equities	533	256		789	20%
Emerging market equities	67	136		203	5%
Corporate bonds	23	449		472	12%
Government bonds	6	533		539	14%
High yield bonds	2	133		135	3%
Other	33	164	119	316	8%
Total	$1,543	2,128	249	3,920	100%

ASSET CLASSES

U.S. Equities reflects companies domiciled in the U.S., including multinational companies. International Equities is comprised of companies domiciled in developed nations outside the U.S. Emerging Market Equities is comprised of companies domiciled in portions of Asia, Eastern Europe and Latin America. Corporate Bonds represent investment-grade debt of issuers primarily from the U.S. Government Bonds include investment-grade instruments issued by federal, state and local governments, primarily in the U.S. High Yield Bonds include non-investment-grade debt from a diverse group of developed market issuers. Other includes cash, interests in mixed asset funds investing in commodities, natural resources, agriculture and exchange-traded real estate funds, life insurance contracts (U.S.) and shares in certain general investment funds of financial institutions or insurance arrangements (non-U.S.) that typically ensure no market losses or provide for a small minimum return guarantee.

FAIR VALUE HIERARCHY CATEGORIES

Valuations of Level 1 assets for all classes are based on quoted closing market prices from the principal exchanges where the individual securities are traded. Cash is valued at cost, which approximates fair value. Equity securities categorized as Level 2 assets are primarily non-exchange-traded commingled or collective funds where the underlying securities have observable prices available from active markets. Valuation is based on the net asset value of fund units held as derived from the fair value of the underlying assets. Debt securities categorized as Level 2 assets are generally valued based on independent broker/dealer bids or by comparison to other debt securities having similar durations, yields and credit ratings. Other Level 2 assets are valued based on a net asset value of fund units held, which is derived from either broker/dealer quotation or market-observed pricing for the underlying assets. U.S. equity securities classified as Level 3 are fund investments in private companies. Valuation techniques and inputs for these assets include discounted cash flow analysis, earnings multiple approaches, recent transactions, transferability restrictions, prevailing discount rates, volatilities, credit ratings and other factors. In the Other class, interests in mixed assets funds are Level 2 and U.S. life insurance contracts and non-U.S. general fund investments and insurance arrangements are Level 3.

A reconciliation of the change in value for Level 3 assets follows:

	2010	2011
Beginning balance, October 1	$221	249
Gains (Losses) on assets held	28	34
Gains (Losses) on assets sold	(9)	(9)
Purchases, sales and settlements, net	9	(7)
Ending balance, September 30	$249	267

(11) Postretirement Plans

The Company sponsors unfunded postretirement benefit plans (primarily health care) for U.S. retirees and their dependents. The components of net postretirement benefits expense for the years ended September 30 follow:

	2009	2010	2011
Service cost	$ 4	5	3
Interest cost	30	24	17
Net amortization	15	1	(7)
Net postretirement expense	$49	30	13

Reconciliations of the actuarial present value of accumulated postretirement benefit obligations follow:

	2010	2011
Benefit obligation, beginning	$499	417
Service cost	5	3
Interest cost	24	17
Actuarial (gain) loss	(36)	(25)
Benefits paid	(32)	(20)
Plan amendments	(34)	–
Acquisitions/divestitures and other	(9)	–
Benefit obligation, ending (recognized in balance sheet)	$417	392

As of September 30, 2011 there was $84 of deferred actuarial gains in accumulated other comprehensive income, of which approximately $10 will be amortized into earnings in 2012. The assumed discount rates used in measuring the benefit obligations as of September 30, 2011, 2010 and 2009, were 4.25 percent, 4.25 percent and 5.0 percent, respectively. The assumed health care cost trend rate for 2012 is 8.0 percent, declining to 5.0 percent in the year 2018, and for 2011 was 8.0 percent, declining to 5.0 percent in the year 2017. A one-percentage-point increase or decrease in the assumed health care cost trend rate for each year would increase or decrease 2011 postretirement expense and the benefit obligation as of September 30, 2011 less than 5 percent. The Company estimates that future health care benefit payments will be $37 in 2012, $37 in 2013, $36 in 2014, $36 in 2015, $34 in 2016 and $156 in total over the five years 2017 through 2021.

(12) Contingent Liabilities and Commitments

Emerson is a party to a number of pending legal proceedings and claims, including those involving general and product liability and other matters, several of which claim substantial amounts of damages. The Company accrues for such liabilities when it is probable that future costs (including legal fees and expenses) will be incurred and such costs can be reasonably estimated. Accruals are based on developments to date; management's estimates of the outcomes of these matters; the Company's experience in contesting, litigating and settling similar matters; and any related insurance coverage. Although it is not possible to predict the ultimate outcome of these matters, the Company historically has been successful in defending itself against claims and suits that have been brought against it, and will continue to defend itself vigorously in all such matters. While the Company believes a material adverse impact is unlikely, given the inherent uncertainty of litigation, a remote possibility exists that a future development could have a material adverse impact on the Company.

The Company enters into certain indemnification agreements in the ordinary course of business in which the indemnified party is held harmless and is reimbursed for losses incurred from claims by third parties, usually up to a prespecified limit. In connection with divestitures of certain assets or businesses, the Company often provides indemnities to the buyer with respect to certain matters including, as examples, environmental or unidentified tax liabilities related to periods prior to the disposition. Because of the uncertain nature of the indemnities, the maximum liability cannot be quantified. As such, liabilities are recorded when they are both probable and reasonably estimable. Historically, payments under indemnity arrangements have been inconsequential.

At September 30, 2011, there were no known contingent liabilities (including guarantees, pending litigation, taxes and other claims) that management believes will be material in relation to the Company's financial statements, nor were there any material commitments outside the normal course of business.

(13) Income Taxes

Pretax earnings from continuing operations consist of the following:

	2009	2010	2011
United States	$1,169	1,303	**1,891**
Non-U.S.	1,281	1,576	**1,740**
Total pretax earnings from continuing operations	$2,450	2,879	**3,631**

The principal components of income tax expense follow:

	2009	2010	2011
Current:			
Federal	$230	496	**503**
State and local	25	33	**37**
Non-U.S.	313	413	**477**
Deferred:			
Federal	149	(55)	**149**
State and local	9	(1)	**3**
Non-U.S.	(38)	(38)	**(42)**
Income tax expense	$688	848	**1,127**

Reconciliations of the U.S. federal statutory tax rate to the Company's effective tax rate follow:

	2009	2010	2011
Federal rate	35.0%	35.0%	**35.0%**
State and local taxes, net of federal tax benefit	0.9	0.7	**0.7**
Non-U.S. rate differential	(4.6)	(4.5)	**(3.5)**
Non-U.S. tax holidays	(2.0)	(2.2)	**(1.0)**
U.S. manufacturing deduction	(0.8)	(0.6)	**(1.1)**
Other	(0.4)	1.0	**0.9**
Effective income tax rate	28.1%	29.4%	**31.0%**

Non-U.S. tax holidays reduce tax rates in certain foreign jurisdictions and are expected to expire over the next seven years.

Following are reconciliations of the beginning and ending balances of unrecognized tax benefits before recoverability of cross-jurisdictional tax credits (federal, state and non-U.S.) and temporary differences. The amount of unrecognized tax benefits is not expected to significantly increase or decrease within the next 12 months.

	2010	2011
Beginning balance, at October 1	$159	**170**
Additions for current year tax positions	48	**13**
Additions for prior year tax positions	20	**27**
Reduction for prior year tax positions	(34)	**(22)**
Reduction for settlements with tax authorities	(10)	**(7)**
Reduction for expirations of statue of limitations	(13)	**(19)**
Ending balance, at September 30	$170	**162**

If none of the unrecognized tax benefits shown is ultimately paid, the tax provision and the calculation of the effective tax rate would be favorably impacted by $126. The Company accrues interest and penalties related to income taxes in income tax expense. Total interest and penalties recognized were $(3), $(1) and $6 in 2011, 2010 and 2009, respectively. As of September 30, 2011 and 2010, total accrued interest and penalties were $36 and $37, respectively.

The United States is the major jurisdiction for which the Company files income tax returns. Examinations by the U.S. Internal Revenue Service are complete through fiscal 2007. The status of state and non-U.S. tax examinations varies by the numerous legal entities and jurisdictions in which the Company operates.

The principal items that gave rise to deferred income tax assets and liabilities follow:

	2010	2011
Deferred tax assets:		
Net operating losses and tax credits	$ 281	242
Accrued liabilities	225	219
Postretirement and postemployment benefits	153	137
Employee compensation and benefits	225	176
Pensions	143	196
Other	137	176
Total	1,164	1,146
Valuation allowances	(105)	(107)
Deferred tax liabilities:		
Intangibles	(918)	(890)
Property, plant and equipment	(265)	(284)
Other	(136)	(133)
Total	(1,319)	(1,307)
Net deferred income tax asset (liability)	$ (260)	(268)

At September 30, 2011 and 2010, respectively, net current deferred tax assets were $400 and $374, and net noncurrent deferred tax liabilities were $668 and $634. Total income taxes paid were approximately $1,030, $890 and $780 in 2011, 2010 and 2009, respectively. Approximately half of the $242 net operating losses and tax credits can be carried forward indefinitely, while the remainder expire over varying periods.

(14) Stock-Based Compensation

The Company's stock-based compensation plans include stock options, performance shares, restricted stock and restricted stock units. Although the Company has discretion, shares distributed under these plans are issued from treasury stock.

STOCK OPTIONS

The Company's stock option plans permit key officers and employees to purchase common stock at specified prices. Outstanding options were granted at 100 percent of the average of the high and low market prices of the Company's common stock on the date of grant, generally vest one-third each year and expire 10 years from the date of grant. Compensation expense is recognized ratably over the vesting period based on the number of options expected to vest. The Company registered a new stock option plan in May 2011 and as of September 30, 2011, 23.2 million options were available for grant under the plans.

Changes in shares subject to option during the year ended September 30, 2011 follow:

(SHARES IN THOUSANDS)	AVERAGE EXERCISE PRICE PER SHARE	SHARES	TOTAL INTRINSIC VALUE OF AWARDS	AVERAGE REMAINING LIFE (YEARS)
Beginning of year	$38.04	13,669		
Options granted	$53.75	4,696		
Options exercised	$33.20	(2,117)		
Options canceled	$45.90	(296)		
End of year	$43.16	15,952	$78	6.3
Exercisable at year end	$39.67	9,815	$64	4.9

The weighted-average grant date fair value per option granted was $11.00, $8.51 and $4.45 for 2011, 2010 and 2009, respectively. Cash received for option exercises was $65 in 2011, $53 in 2010 and $33 in 2009. The total intrinsic value of options exercised was $49, $59 and $10 in 2011, 2010 and 2009, respectively, and the actual tax benefit realized from tax deductions related to option exercises was $16, $4 and $7, respectively.

The grant date fair value of each option is estimated using the Black-Scholes option-pricing model. Weighted-average assumptions used in the Black-Scholes valuations for 2011, 2010 and 2009 are as follows: risk-free interest rate based on the U.S. Treasury yield of 1.9 percent, 3.0 percent and 2.4 percent; dividend yield of 2.6 percent, 3.2 percent and 4.2 percent; and expected volatility based on historical volatility of 25 percent, 25 percent and 22 percent. The expected life of an option is seven years based on historical experience and expected future exercise patterns.

PERFORMANCE SHARES, RESTRICTED STOCK AND RESTRICTED STOCK UNITS

The Company's incentive shares plans include performance share awards which distribute the value of common stock to key management personnel subject to certain operating performance conditions and other restrictions. Distribution is primarily in shares of common stock and partially in cash. Compensation expense is recognized over the service period based on the number of awards expected to be ultimately earned. Performance share awards are accounted for as liabilities in accordance with ASC 718, *Compensation – Stock Compensation*, with compensation expense adjusted at the end of each period to reflect the change in fair value of the awards.

As a result of the Company achieving the performance objective at the end of 2010 and employees providing an additional year of service, 4,777,248 rights to receive common shares vested and were distributed to participants in 2011 as follows: 2,841,534 issued in shares, 1,661,045 withheld for income taxes and 274,669 paid in cash. As of September 30, 2011, 5,367,146 rights to receive common shares (awarded primarily in 2010) were outstanding, contingent upon achieving the Company's performance objective through 2013 and the provision of service by the employees.

Incentive shares plans also include restricted stock awards, which involve distribution of common stock to key management personnel subject to cliff vesting at the end of service periods ranging from three to 10 years. The fair value of outstanding awards was determined based on the average of the high and low market prices of the Company's common stock on the date of grant, with compensation expense recognized ratably over the applicable service period. In 2011, 520,000 shares of restricted stock vested as a result of participants fulfilling the applicable service requirements and, accordingly, 299,990 shares were issued while 220,010 shares were withheld for income taxes in accordance with minimum withholding requirements. In 2010, the Company performed a one-time conversion of outstanding Avocent stock awards in conjunction with the acquisition and during 2010, 685,755 of these shares vested, with 467,452 Emerson shares issued and 218,303 shares withheld for taxes in accordance with minimum withholding requirements. As of September 30, 2011, there were 1,733,956 shares of unvested restricted stock outstanding, including 115,956 shares related to the one-time Avocent conversion.

Changes in awards outstanding but not yet earned under the incentive shares plans during the year ended September 30, 2011 follow:

(SHARES IN THOUSANDS)	SHARES	AVERAGE GRANT DATE FAIR VALUE PER SHARE
Beginning of year	12,283	$39.76
Granted	393	$54.84
Earned/vested	(5,436)	$41.44
Canceled	(139)	$38.76
End of year	7,101	$39.38

The total fair value of shares vested under the incentive shares plans was $276, $42 and $3, respectively, in 2011, 2010 and 2009, of which $113, $15 and $1, respectively, was paid in cash, primarily for tax withholding. As of September 30, 2011, 10 million shares remained available for award under the incentive shares plans.

Total compensation expense for the stock option and incentive shares plans was $121, $217 and $54, for 2011, 2010 and 2009, respectively. The decrease from 2010 to 2011 reflects changes in the Company's stock price and the vesting and payment of a portion of the 2007 awards early in 2011. The increase from 2009 to 2010 reflects overlap of two performance share programs during the year (2007 awards for performance through 2010 and 2010 awards for performance through 2013) and a higher stock price in 2010. Income tax benefits recognized in the income statement for these compensation arrangements during 2011, 2010 and 2009 were $32, $65 and $13, respectively. As of September 30, 2011, there was $170 of total unrecognized compensation cost related to unvested awards granted under these plans, which is expected to be recognized over a weighted-average period of 1.9 years.

In addition to the stock option and incentive shares plans, in 2011 the Company awarded 15,656 shares of restricted stock and 3,914 restricted stock units under the restricted stock plan for non-management directors. As of September 30, 2011, 318,552 shares remained available for issuance under this plan.

(15) Common Stock

At September 30, 2011, 55 million shares of common stock were reserved for issuance under the Company's stock-based compensation plans. During 2011, 18.7 million common shares were repurchased and 4.9 million treasury shares were reissued.

(16) Business Segments Information

The Company designs and supplies products and technology and delivers engineering services in a wide range of industrial, commercial and consumer markets around the world. The business segments of the Company are organized primarily by the nature of the products and services they sell. The Process Management segment provides systems and software, measurement and analytical instrumentation, valves, actuators and regulators, and services and solutions that provide precision control, monitoring and asset optimization for plants that produce power or process fluids such as petroleum, chemicals, food and beverages, pulp and paper, and pharmaceuticals. The Industrial Automation segment provides commercial and industrial motors and drives, power transmission and materials handling equipment, low, medium and high voltage alternators and other power generation equipment, materials joining and precision cleaning products, fluid power and control mechanisms, and electrical distribution equipment which are used in a wide variety of manufacturing operations to provide integrated manufacturing solutions to customers. The Network Power segment designs, manufactures, installs and maintains power systems, including power conditioning and uninterruptible AC and DC power supplies, embedded power supplies, precision cooling systems, electrical switching equipment, and integrated infrastructure monitoring and management systems for telecommunications networks, data centers and other critical applications. The Climate Technologies segment supplies compressors, temperature sensors and controls, thermostats, flow controls and remote monitoring services to all elements of the climate control industry. The Tools and Storage segment provides tools for professionals and homeowners, home and commercial storage systems, and appliance solutions. The principal distribution method for each segment is a direct sales force, although the Company also uses independent sales representatives and distributors. Due to its global presence, certain of the Company's international operations are subject to risks such as nationalization of operations, significant currency exchange rate fluctuations and restrictions on the movement of funds.

The primary income measure used for assessing segment performance and making operating decisions is earnings before interest and income taxes. Intersegment selling prices approximate market prices. Accounting method differences between segment reporting and the consolidated financial statements are primarily management fees allocated to segments based on a percentage of sales and the accounting for pension and other retirement plans. Corporate assets are comprised of primarily cash and equivalents, investments and certain fixed assets. Summarized below is information about the Company's operations by business segment and by geographic region (also see Notes 3 through 6).

BUSINESS SEGMENTS

	SALES			EARNINGS			TOTAL ASSETS		
	2009	2010	**2011**	2009	2010	**2011**	2009	2010	**2011**
Process Management	$ 6,135	6,022	**7,000**	1,060	1,093	**1,402**	5,283	5,406	**5,915**
Industrial Automation	4,172	4,289	**5,294**	470	591	**830**	3,420	3,688	**3,818**
Network Power	5,456	5,828	**6,811**	579	800	**756**	4,973	8,072	**7,945**
Climate Technologies	3,197	3,801	**3,995**	411	691	**709**	2,131	2,172	**2,229**
Tools and Storage	1,725	1,755	**1,837**	276	357	**375**	1,804	1,314	**1,271**
	20,685	21,695	**24,937**	2,796	3,532	**4,072**	17,611	20,652	**21,178**
Differences in accounting methods				179	195	**231**			
Corporate and other (a)				(305)	(587)	**(449)**	2,152	2,191	**2,683**
Sales eliminations/Interest	(583)	(656)	**(715)**	(220)	(261)	**(223)**			
Total	$20,102	21,039	**24,222**	2,450	2,879	**3,631**	19,763	22,843	**23,861**

(a) Corporate and other primarily reflects changes in incentive stock compensation expense, which decreased $96 in 2011 due to changes in the Company's stock price and a reduced impact from incentive stock plans overlap compared to prior year, and increased $163 in 2010 related to an increase in stock price and the overlap of two plans in 2010 (see Note 14). Corporate and other in 2010 also reflects higher acquisition-related costs.

	INTERSEGMENT SALES			DEPRECIATION AND AMORTIZATION EXPENSE			CAPITAL EXPENDITURES		
	2009	2010	**2011**	2009	2010	**2011**	2009	2010	**2011**
Process Management	$ 2	3	**7**	166	183	**198**	100	105	**194**
Industrial Automation	499	570	**640**	143	150	**148**	99	114	**138**
Network Power	16	31	**24**	155	205	**286**	100	103	**99**
Climate Technologies	43	46	**42**	138	148	**138**	83	104	**120**
Tools and Storage	23	6	**2**	96	95	**57**	64	57	**35**
Corporate and other				29	35	**40**	85	41	**61**
Total	$583	656	**715**	727	816	**867**	531	524	**647**

GEOGRAPHIC

	SALES BY DESTINATION			PROPERTY, PLANT AND EQUIPMENT		
	2009	2010	**2011**	2009	2010	**2011**
United States and Canada	$ 9,408	9,823	**10,773**	2,028	1,858	**1,869**
Asia	4,312	4,858	**5,636**	525	505	**583**
Europe	4,341	4,309	**5,271**	717	683	**714**
Latin America	1,004	1,065	**1,319**	227	229	**262**
Middle East/Africa	1,037	984	**1,223**	3	12	**9**
Total	$20,102	21,039	**24,222**	3,500	3,287	**3,437**

Sales in the U.S. were $9,900, $9,101 and $8,686 for 2011, 2010 and 2009, respectively, and Asia includes sales in China of $3,079, $2,692 and $2,306, respectively. U.S.-located fixed assets were $1,853, $1,839 and $2,010.

(17) Other Financial Data

Items reported in earnings during the years ended September 30 include the following:

	2009	2010	**2011**
Depreciation expense	$543	562	**522**
Research and development expense	$460	473	**555**
Rent expense	$363	353	**372**

The Company leases facilities, transportation and office equipment and various other items under operating lease agreements. The minimum annual rentals under noncancellable long-term leases, exclusive of maintenance, taxes, insurance and other operating costs, will approximate $245 in 2012, $179 in 2013, $118 in 2014, $78 in 2015 and $54 in 2016.

Items reported in accrued expenses include the following:

	2010	**2011**
Employee compensation	$683	**640**
Customer advanced payments	$385	**385**
Product warranty	$224	**211**

Other liabilities are summarized as follows:

	2010	2011
Deferred income taxes	$ 762	764
Pension plans	612	736
Postretirement plans, excluding current portion	380	361
Other	702	660
Total	$2,456	2,521

Other operating cash flow is comprised of the following:

	2009	2010	2011
Pension expense	$ 94	132	145
Stock compensation expense	54	217	121
(Gain) Loss on sale of businesses, net of tax	-	(167)	(25)
Other	123	15	38
Total	$271	197	279

(18) Quarterly Financial Information (Unaudited)

	FIRST QUARTER		SECOND QUARTER		THIRD QUARTER		FOURTH QUARTER		FULL YEAR	
	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011
Net sales	$4,828	5,535	4,953	5,854	5,417	6,288	5,841	6,545	21,039	24,222
Gross profit	$1,868	2,163	1,963	2,306	2,164	2,498	2,331	2,590	8,326	9,557
Earnings from continuing operations common stockholders	$ 417	480	408	556	581	683	572	735	1,978	2,454
Net earnings common stockholders	$ 425	480	405	556	585	683	749	761	2,164	2,480
Earnings per common share from continuing operations:										
Basic	$ 0.55	0.63	0.54	0.74	0.77	0.91	0.76	0.98	2.62	3.26
Diluted	$ 0.55	0.63	0.54	0.73	0.76	0.90	0.75	0.98	2.60	3.24
Net earnings per common share:										
Basic	$ 0.56	0.63	0.54	0.74	0.78	0.91	0.99	1.02	2.87	3.29
Diluted	$ 0.56	0.63	0.53	0.73	0.77	0.90	0.98	1.01	2.84	3.27
Dividends per common share	$0.335	0.345	0.335	0.345	0.335	0.345	0.335	0.345	1.34	1.38
Common stock prices:										
High	$43.71	58.74	51.10	62.24	53.73	61.29	53.82	58.47	53.82	62.24
Low	$37.45	52.12	41.22	55.86	42.69	50.84	42.73	41.31	37.45	41.31

Earnings per share are computed independently each period; as a result, the quarterly amounts may not sum to the calculated annual figure. Results include discontinued operations, see Note 3.

Emerson Electric Co. common stock (symbol EMR) is listed on the New York Stock Exchange and the Chicago Stock Exchange.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Emerson Electric Co.:

We have audited the accompanying consolidated balance sheets of Emerson Electric Co. and subsidiaries as of September 30, 2011 and 2010, and the related consolidated statements of earnings, equity, and cash flows for each of the years in the three-year period ended September 30, 2011. We also have audited Emerson Electric Co.'s internal control over financial reporting as of September 30, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Emerson Electric Co.'s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emerson Electric Co. and subsidiaries as of September 30, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Emerson Electric Co. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Also as discussed in Note 1 to the consolidated financial statements, effective October 1, 2009, the Company changed its method of accounting for business combinations (ASC 805), noncontrolling interests (ASC 810) and earnings per share (ASC 260).

KPMG LLP

St. Louis, Missouri
November 21, 2011

ELEVEN-YEAR SUMMARY

EMERSON ELECTRIC CO. & SUBSIDIARIES

Years ended September 30 | Dollars in millions, except per share amounts or where noted

		2011	2010	2009
Summary of Operations	Net sales	$24,222	21,039	20,102
	Gross profit	$ 9,557	8,326	7,560
	Interest expense	$ 246	280	244
	Earnings from continuing operations common stockholders	$ 2,454	1,978	1,715
	Percent of net sales	10.1%	9.4%	8.5%
	Net earnings common stockholders	$ 2,480	2,164	1,724
	Operating cash flow	$ 3,233	3,292	3,086
	Return on average common stockholders' equity	24.6%	23.6%	19.5%
Per Share of Common Stock	Diluted EPS – Earnings from continuing operations	$ 3.24	2.60	2.26
	Diluted EPS – Net earnings	$ 3.27	2.84	2.27
	Cash dividends	$ 1.38	1.34	1.32
	Book value	$ 14.07	13.01	11.38
Year-End Financial Position	Operating working capital	$ 1,705	1,402	1,714
	Percent of net sales	7.0%	6.7%	8.2%
	Property, plant and equipment, net	$ 3,437	3,287	3,500
	Total assets	$23,861	22,843	19,763
	Long-term debt	$ 4,324	4,586	3,998
	Common stockholders' equity	$10,399	9,792	8,555
	Total debt to total capital	33.3%	34.1%	34.8%
	Net debt to net capital	23.2%	26.2%	25.7%
Other Data	Capital expenditures	$ 647	524	531
	Depreciation	$ 522	562	543
	Total taxes, including income taxes	$ 1,774	1,416	1,269
	Salaries and wages	$ 4,583	4,330	4,205
	Average number of employees	133,200	127,700	129,000
	Approximate number of common stockholders of record at year end	23,765	24,755	26,315
	Average common shares - diluted (in thousands)	753,489	756,989	758,703

Note: All share and per share data reflect the 2007 two-for-one stock split.

See Note 3 for information regarding the Company's acquisition and divestiture activities.

Discontinued operations include: heating elements unit for 2011 only, appliance motors and U.S. commercial and industrial motors businesses for 2001-2010, LANDesk for 2010 only, European appliance motor and pump business for 2001-2008, Brooks for 2008 only and Dura-Line for 2001-2003.

(a) *Includes tax expense of $63 ($0.07 per share) related to the one-time opportunity to repatriate foreign earnings under the American Jobs Creation Act of 2004.*

(b) *Includes the cumulative effect of a change in accounting principle of $938 ($1.12 per share).*

(c) *Before change in accounting principle.*

(d) *Includes a $377 charge ($260 after-tax, or $0.31 per share), of which $358 ($248 after-tax, or $0.29 per share) was reported in continuing operations, primarily for the disposition of facilities and exiting product lines.*

2008	2007	2006	2005	2004	2003	2002	2001
23,751	21,013	18,588	15,774	14,078	12,534	12,301	13,852
8,938	7,858	6,919	5,938	5,284	4,638	4,528	5,031
244	261	225	243	233	246	250	304
2,446	2,087	1,809	1,390 [a]	1,199	964	1,017	991 [d]
10.3%	9.9%	9.7%	8.8%	8.5%	7.7%	8.3%	7.2%
2,412	2,136	1,845	1,422 [a]	1,257	1,089	122 [b]	1,032 [d]
3,293	3,016	2,512	2,187	2,216	1,731	1,818	1,708
27.0%	25.2%	23.7%	19.4%	18.4%	17.9%	17.9% [c]	16.5%
3.10	2.60	2.19	1.66 [a]	1.42	1.14	1.21	1.15 [d]
3.06	2.66	2.24	1.70 [a]	1.49	1.29	0.14 [b]	1.20 [d]
1.20	1.05	0.89	0.83	0.80	0.79	0.78	0.77
11.82	11.13	10.13	9.01	8.63	7.67	6.82	7.29
2,202	1,915	2,044	1,643	1,633	1,778	1,741	2,033
8.9%	8.5%	10.1%	9.5%	10.5%	12.7%	12.6%	13.1%
3,507	3,431	3,220	3,003	2,937	2,962	3,116	3,288
21,040	19,680	18,672	17,227	16,361	15,194	14,545	15,046
3,297	3,372	3,128	3,128	3,136	3,733	2,990	2,256
9,113	8,772	8,154	7,400	7,238	6,460	5,741	6,114
33.1%	30.1%	33.1%	35.6%	35.8%	39.0%	44.2%	43.5%
22.7%	23.6%	28.1%	27.7%	27.0%	34.5%	42.0%	41.5%
714	681	601	518	400	337	384	554
557	525	500	472	478	463	457	462
1,749	1,541	1,362	1,227	1,044	843	915	982
4,447	4,081	3,751	3,161	3,320	3,153	3,107	3,389
140,700	137,700	127,800	114,200	107,800	106,700	111,500	124,500
26,445	26,615	27,065	28,780	30,200	31,800	32,700	33,700
789,416	803,864	824,476	837,720	844,390	841,836	841,782	858,904

BOARD OF DIRECTORS

Clemens A.H. Boersig
Frankfurt, Germany
Chairman of the Supervisory Board, Deutsche Bank AG

August A. Busch III
St. Louis, Missouri
Retired Chairman of the Board, Anheuser-Busch Companies, Inc.

David N. Farr
St. Louis, Missouri
Chairman and Chief Executive Officer, Emerson

Carlos Fernandez G.
Del. Alvaro Obregón, Mexico
Chairman of the Board and Chief Executive Officer, Grupo Modelo, S.A.B. de C.V.

Walter J. Galvin
St. Louis, Missouri
Vice Chairman, Emerson

Arthur F. Golden
New York, New York
Partner, Davis Polk & Wardwell

Harriet Green
London, United Kingdom
Chief Executive Officer, Premier Farnell plc

William R. Johnson
Pittsburgh, Pennsylvania
Chairman, President and Chief Executive Officer, H.J. Heinz Company

John B. Menzer
Irving, Texas
Chief Executive Officer, Michaels Stores, Inc.

Charles A. Peters
St. Louis, Missouri
Senior Executive Vice President, Emerson

Joseph W. Prueher
Virginia Beach, Virginia
Admiral, USN (Ret)
Former U.S. Ambassador to the People's Republic of China

Rozanne L. Ridgway
Chairman of the Board of CNA (formerly Center for Naval Analyses)

Randall L. Stephenson
Dallas, Texas
Chairman, Chief Executive Officer and President, AT&T Inc.

CHAIRMAN EMERITUS

C.F. Knight
Retired Chairman and Chief Executive Officer, Emerson

ADVISORY DIRECTORS

E.K. Feeney
Chairman, Emerson Network Power Systems

J.L. Geldmacher
Executive Vice President, Emerson

J.J. Lindemann
Executive Vice President, Emerson

E.L. Monser
President and Chief Operating Officer, Emerson

J-P.L. Montupet
Executive Vice President, Emerson

E.M. Purvis Jr.
Executive Vice President, Emerson

P.J. Sly
Executive Vice President, Emerson

S.A. Sonnenberg
Executive Vice President, Emerson

COMMITTEES

Executive Committee
D.N. Farr, Chair
C.A.H. Boersig
A.A. Busch III
A.F. Golden
R.L. Ridgway
R.L. Stephenson

Audit Committee
A.A. Busch III, Chair
H. Green
J.B. Menzer
R.L. Ridgway

Compensation Committee
R.L. Stephenson, Chair
C.A.H. Boersig
W.R. Johnson
J.W. Prueher

Corporate Governance and Nominating Committee
R.L. Ridgway, Chair
C. Fernandez G.
H. Green
R.L. Stephenson

Finance Committee
C.A.H. Boersig, Chair
A.A. Busch III
A.F. Golden
J.B. Menzer
J.W. Prueher

MANAGEMENT

SENIOR MANAGEMENT

D.N. Farr
Chairman and
Chief Executive Officer

W.J. Galvin
Vice Chairman

E.L. Monser
President and
Chief Operating Officer

C.A. Peters
Senior Executive
Vice President

C.W. Ashmore
Executive Vice President
Planning and Development

F.J. Dellaquila
Senior Vice President and
Chief Financial Officer

OPERATING MANAGEMENT

D.S. Barbour
Executive Vice President

E.K. Feeney
Chairman, Emerson Network
Power Systems

J.L. Geldmacher
Executive Vice President

J.J. Lindemann
Executive Vice President

J-P.L. Montupet
Executive Vice President

E.M. Purvis Jr.
Executive Vice President

P.J. Sly
Executive Vice President

S.A. Sonnenberg
Executive Vice President

W.T. Bosway
Group Vice President

T.D. Buzbee
Group Vice President

L.W. Flatt
Group Vice President

R.S. Kerstetter
Group Vice President

J.A. Nyquist
Group Vice President

P.E. Sarre
Group Vice President

J.N. Vince
Group Vice President

E.L. Weaver
Group Vice President

J-P.D. Yaouanc
Group Vice President

CORPORATE MANAGEMENT

J.L. Bansch
Vice President-
Benefits

E.W. Boone
Vice President-
Asia Pacific Supply Chain

S.Y. Bosco
President-
Emerson Asia Pacific

R.E. Browning
Vice President-
Development

K. Button Bell
Vice President and
Chief Marketing Officer

J.R. Carius
Vice President and
Chief Employment Counsel

P.G. Conrad
Vice President-
Tax Planning

R.M. Cox Jr.
Senior Vice President-
Administration

C.F. Eagleson
President-
Emerson Canada

P.T. Fitzgerald
Assistant Treasurer
and Director-
Investor Relations

L.A. Flavin
Vice President-
Audit and Chief
Compliance Officer

G.A. Fromknecht
Vice President-
Global Logistics

C.I. Greany
Vice President-
Development

C.G. Heath
Vice President-
Executive Compensation

M.J. Keating
Vice President and
Associate General Counsel

R.E. Keefe
Vice President-
Manufacturing

C.P. Kelaart
Vice President-
Supply Chain

J.F. Kelly
Vice President-
Financial Services

H.J. Lamboley Jr.
Vice President
and General Counsel
Asia Pacific

V.A. Lazzaretti
Vice President and
Deputy General Counsel

A.E. Lebon
Vice President-
Labor Relations

R.D. Ledford
Senior Vice President
and Chief Technology Officer

R.M. Levy
Vice President-
Development

R.D. McDonald
Vice President-
Government Affairs

K.D. McElligott
Vice President and
Chief Information Officer

P.E. McKnight
Senior Vice President-
Organization Planning

A.D. Mielcuszny
Vice President-
Development

D.C. Moon
Vice President-
Tax

M.W. Neal
Vice President-
Pension Investments

P.C. Palsen
Vice President-
International Tax

S.J. Pelch
Vice President-
Planning

D.J. Rabe
Vice President and Treasurer

L.A. Rodriguez
President-
Emerson Latin America

S.C. Roemer
Vice President-
Financial Planning

M.G. Rohret
Senior Vice President-
Human Resources

R.J. Schlueter
Vice President,
Controller and Chief
Accounting Officer

P. Sen
President-
Emerson India, Middle East
and Africa

F.L. Steeves
Executive Vice President,
Secretary and
General Counsel

T. Vermillion
Vice President-
Global Security

T.M. Volk
Vice President-
Employee Relations

S.E. Von Gruben
Vice President-
Aviation

T.G. Westman
Vice President and
Associate General Counsel

STOCKHOLDERS INFORMATION

STOCKHOLDER INQUIRIES AND SERVICES

Inquiries regarding dividend payments, loss or nonreceipt of a dividend check, stock transfers (including name changes, gifts, and inheritances), lost stock certificates, Form 1099 information, and address changes should be directed to the Registrar and Transfer Agent.

REGISTRAR AND TRANSFER AGENT

By Mail:
BNY Mellon Shareowner Services LLC
Attention: Emerson Electric Co.
P.O. Box 358015
Pittsburgh, PA 15252-8015

or

BNY Mellon Shareowner Services LLC
Attention: Emerson Electric Co.
480 Washington Blvd., 27th Floor
Jersey City, NJ 07310-1900

By Phone:
Toll-Free: (888) 213-0970
TDD for Hearing Impaired: (800) 231-5469
Foreign Shareholders: (201) 680-6578
TDD Foreign Shareholders: (201) 680-6610

By Internet:
www.bnymellon.com/shareowner/equityaccess

All other inquiries should be addressed to:
Investor Relations Department, Station 2197
Emerson
8000 W. Florissant Ave.
P.O. Box 4100
St. Louis, MO 63136-8506
Telephone: (314) 553-2197

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The Plan is administered by The Bank of New York Mellon, to individual investors who want a convenient, low-cost way to purchase or sell Emerson Electric Co. common stock (NYSE:EMR). You can participate in the Plan if you are a registered holder of Emerson common stock. If you do not own Emerson common stock, you can make your initial purchase directly through the Plan. The Plan provides you with the opportunity to reinvest dividends and is an alternative to traditional methods of buying, holding, and selling Emerson common stock. The Plan is not sponsored or administered by Emerson. For further information and an authorization form, contact the Registrar and Transfer Agent.

DIRECT DEPOSIT OF DIVIDENDS

Stockholders may elect to have dividends electronically deposited into a checking or savings account at a bank, savings and loan institution, or credit union. For details, contact the Registrar and Transfer Agent.

ANNUAL MEETING

The annual meeting of stockholders will be held at 10 a.m. CST, Tuesday, February 7, 2012 in Emerson's World Headquarters Building, 8000 W. Florissant Ave., St. Louis, Missouri 63136. Notice of the meeting, proxy statement, and proxy were sent to stockholders with this annual report.

10-K REPORT

A copy of the Company's 2011 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to stockholders without charge. To obtain a copy, please contact the Investor Relations Department. The Company's chief executive officer and chief financial officer have furnished the certifications required with the Form 10-K.

INTERNET ACCESS

Corporate news releases, Forms 10-K, 10-Q, and 8-K, the Annual Report, and other information about the Company are available through Emerson's website on the Internet. It may be accessed as follows: www.Emerson.com

DUPLICATE MAILINGS

When stockholders own shares in more than one account or when several stockholders live at the same address, they may receive multiple copies of the annual report. To eliminate multiple copies, write to the Registrar and Transfer Agent.

ENVIRONMENTAL PROGRAMS

Information on Emerson's environmental programs may be obtained by contacting:
Environmental Affairs Department, Station 3800
Emerson
8000 W. Florissant Ave.
P.O. Box 4100
St. Louis, MO 63136-8506

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES *(dollars in millions)*

	2011	2012E
Underlying sales (non-GAAP)	11%	~5-7 %
Foreign currency translation	2%	~(1)%
Acquisitions	2%	
Net sales	15%	~4-6 %
Operating profit (non-GAAP)	$4,229	
Operating profit margin % (non-GAAP)	17.5%	~18 %
Interest expense and other deductions, net	598	~2.5 %
Pretax earnings	$3,631	
Pretax earnings margin %	15.0%	~15.5 %

COMPARISON OF FIVE-YEAR CUMULATIVE SHAREHOLDER RETURN



$200
$150
$100
$50
$0
2006
2011

	SEPT 2006	SEPT 2007	SEPT 2008	SEPT 2009	SEPT 2010	SEPT 2011	CAGR
Emerson	100	130	102	104	141	113	2.5 %
S&P 500 Index	100	116	91	85	93	94	(1.2)%
Dow Jones US Electrical Components & Equipment Index	100	119	89	92	106	100	0.0 %

$100 invested on 9/30/06 in stock or index, including reinvestment of dividends. Fiscal year ending September 30.

SAFE HARBOR STATEMENT

This Annual Report contains various forward-looking statements and includes assumptions concerning Emerson's operations, future results and prospects. These forward-looking statements are based on current expectations, are subject to risk and uncertainties, and Emerson undertakes no obligation to update any such statements to reflect later developments. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, Emerson provides the following cautionary statement identifying important economic, political and technological factors, among others, changes in which could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

Such factors include, but are not limited to, the following: (i) current and future business environment, including interest rates, currency exchange rates and capital and consumer spending; (ii) potential volatility of the end markets served; (iii) competitive factors and competitor responses to Emerson initiatives; (iv) development and market introduction of anticipated new products; (v) availability of raw materials and purchased components; (vi) U.S. and foreign government laws and regulations, including taxes and restrictions; (vii) outcome of pending and future litigation, including environmental compliance; (viii) stability of governments and business conditions in foreign countries, including emerging economies, which could result in nationalization of facilities or disruption of operations; (ix) penetration of emerging economies; (x) favorable environment for acquisitions, domestic and foreign, including regulatory requirements and market values of candidates; (xi) integration of acquisitions; (xii) favorable access to capital markets; and (xiii) execution of cost-reduction efforts.


EMERSON

Emerson

World Headquarters
8000 W. Florissant Ave.
P.O. Box 4100
St. Louis, MO 63136
Emerson.com